Exhibit 99.1



知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390

2024
ANNUAL REPORT

CONTENT

CORPORATE INFORMATION

EXECUTIVE DIRECTOR

Mr. Yuan Zhou (周源)
   (Chairman and Chief Executive Officer)

NON-EXECUTIVE DIRECTORS

Mr. Dahai Li (李大海) *(redesignated from
an executive Director to a non-executive
Director with effect from June 5, 2024)*
Mr. Zhaohui Li (李朝暉)
Mr. Bing Yu (于冰)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)

NOMINATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen

CORPORATE GOVERNANCE COMMITTEE

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen *(Chairman)*

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Yuan Zhou (周源)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

No. 18 Xueqing Road
Haidian District, Beijing
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912,
19/F, Lee Garden One,
33 Hysan Avenue, Causeway Bay,
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law and U.S. law
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wan Chai
Hong Kong

As to PRC law
Global Law Office
15 & 20/F Tower 1, China Central Place
No.81 Jianguo Road, Chaoyang District
Beijing, China

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANK

Ping An Bank, Beijing Dongzhimen branch
A-C, 6/F, Dongfang Yinzuo Office Building
48 Dongzhimenwai Street
Dongcheng District, Beijing
The People's Republic of China

STOCK CODE

HKEX: 2390
NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,				
	2020	2021	2022	2023	**2024**
	(RMB in thousand)				
Revenues	1,352,196	2,959,324	3,604,919	4,198,889	**3,598,905**
Gross profit	757,797	1,553,901	1,808,052	2,295,848	**2,180,829**
Loss from operations	(602,881)	(1,390,709)	(1,603,751)	(1,072,225)	**(481,083)**
Loss before income tax	(516,470)	(1,293,437)	(1,564,220)	(827,696)	**(178,358)**
Net loss	(517,550)	(1,298,880)	(1,578,403)	(839,528)	**(168,967)**
Net loss attributable to Zhihu Inc.'s shareholders	(1,198,284)	(1,469,465)	(1,581,157)	(843,641)	**(171,802)**
Total comprehensive loss	(660,876)	(1,442,070)	(1,305,093)	(794,271)	**(136,003)**
Total comprehensive loss attributable to Zhihu Inc.'s shareholders	(1,341,610)	(1,612,655)	(1,307,847)	(798,384)	**(138,868)**
Adjusted loss from operations[1]	(422,791)	(837,864)	(1,218,803)	(887,984)	**(405,361)**
Adjusted net loss[1]	(337,460)	(747,130)	(1,195,855)	(659,093)	**(96,270)**

Note:

(1)   The adjusted loss from operations and adjusted net loss are defined by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses.

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,				
	2020	2021	2022	2023	**2024**
	(RMB in thousand)				
Assets					
Current assets	3,720,166	8,334,165	7,319,799	6,377,880	**5,484,634**
Non-current assets	41,275	471,000	336,440	417,392	**248,318**
Total assets	3,761,441	8,805,165	7,656,239	6,795,272	**5,732,952**
Liabilities, mezzanine equity and shareholders' (deficit)/equity					
Current liabilities	1,014,568	1,897,714	1,824,841	1,945,488	**1,524,656**
Non-current liabilities	–	169,302	137,130	148,174	**12,610**
Total liabilities	1,014,568	2,067,016	1,961,971	2,093,662	**1,537,266**
Total mezzanine equity	7,891,348	–	–	–	**–**
Total Zhihu Inc.'s shareholders' (deficit)/equity	(5,144,475)	6,730,654	5,653,696	4,599,810	**4,136,123**
Noncontrolling interests	–	7,495	40,572	101,800	**59,563**
Total shareholders' (deficit)/equity	(5,144,475)	6,738,149	5,694,268	4,701,610	**4,195,686**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	3,761,441	8,805,165	7,656,239	6,795,272	**5,732,952**

KEY HIGHLIGHTS

	For the Year Ended December 31,		
	2024	2023	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**3,598,905**	4,198,889	(14.3)%
Gross profit	**2,180,829**	2,295,848	(5.0)%
Loss from operations	**(481,083)**	(1,072,225)	(55.1)%
Net loss	**(168,967)**	(839,528)	(79.9)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(405,361)**	(887,984)	(54.4)%
Adjusted net loss	**(96,270)**	(659,093)	(85.4)%

	For the Year Ended December 31,		
	2024	2023	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**83.0**	105.3	(21.2)%
Average monthly subscribing members[2]	**15.0**	14.5	3.7%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURES

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Loss from operations	**(481,083)**	(1,072,225)
Add:		
Share-based compensation expenses	**59,262**	164,656
Amortization of intangible assets resulting from business acquisitions	**16,460**	19,585
Adjusted loss from operations	**(405,361)**	(887,984)
Net loss	**(168,967)**	(839,528)
Add:		
Share-based compensation expenses	**59,262**	164,656
Amortization of intangible assets resulting from business acquisitions	**16,460**	19,585
Tax effects on non-GAAP adjustments	**(3,025)**	(3,806)
Adjusted net loss	**(96,270)**	(659,093)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

The year of 2024 marked a transformative turnaround for Zhihu where we successfully executed the strategic roadmap laid out at the start of the year and delivered results that far surpassed our expectations. Strategically, we strengthened our commitment to narrowing losses and concentrated on our core strengths and the most crucial aspects of our development in the AI era. This involved a series of tactical adjustments, including resource reallocation and organizational optimization. Simultaneously, we remained committed to Zhihu's long-term vision, prioritizing the enhancement of core user experience and strengthening "trustworthiness" within the community. This approach ensures our long-term competitive edge is continually reinforced and enhanced.

We made substantial progress toward our break-even target by enhancing operating efficiency and accelerating loss reduction, with our net loss narrowing by 79.9% to RMB169.0 million in 2024 from RMB839.5 million in 2023. Our gross margin expanded to 60.6% in 2024, reaching the highest level in the past five years. Meanwhile, for the first time ever, we reported an adjusted net income of RMB97.1 million and adjusted operating profit of RMB23.1 million in the fourth quarter of 2024, building on the momentum we picked up during the first three quarters of the year with gradually narrowing losses. This strong end to the year underscores the progress we have made toward sustainable profitability and reflects our disciplined operational execution. Our ongoing efforts to strengthen "trustworthiness" within the Zhihu community have significantly contributed to its prosperity, leading to notable growth in core user engagement, retention rates, and DAU time spent. Building on this foundation, we have been actively investing in AI application scenarios designed to empower our diverse, professional, and reliable community while also seeking opportunities beyond Zhihu. We are confident that the growing potential of our AI search solution, Zhihu Zhida (知乎直答), along with the value we continue to unlock across the Zhihu community, will inject fresh momentum into our sustainable growth.

Our Progress in AI

In 2024, we made significant strides in exploration of AI through internal initiatives and deeper integration with Zhihu community, recognizing and harnessing its potential to unlock opportunities for our long-term growth. With our long-term vision remaining focused on building a diverse, professional, and trustworthy community, we have been investing in AI applications that support these goals while also exploring opportunities beyond our own platform.

A prime example is Zhihu Zhida (知乎直答), where this AI search solution, after a year of development, has evolved into a trusted and reliable tool for users. In March 2024, we launched a trial version of our AI-powered search feature, quickly earning positive feedbacks from our users. In June, we officially introduced Zhihu Zhida (知乎直答), enhancing the user experience on querying, searching, and summarizing on the PC platform, followed by a Zhida (直答) tab launched on the Zhihu app in late August which further improved accessibility and functionality for users on mobile devices. In October, we launched the "Professional Search" feature within Zhihu Zhida (知乎直答), designed to meet the needs of academic researchers and professionals. This feature integrated over 50 million Chinese and English academic articles from licensed academic database, and it supports file uploads and advanced document processing, providing in-depth reading and specialized Q&A tools for academic and professional use.

BUSINESS REVIEW AND OUTLOOK

Furthermore, we have been accelerating the AI application to further enhance our operating efficiency across every aspect of our businesses. For example, AI has enabled us to achieve more efficient community content identification and content moderation, growth and enhanced profitability in paid membership promotions, and improved sales and service efficiency in our vocational training business.

As a leading content-centric community, Zhihu serves as a landing platform where professionals engage in the internet's most extensive and in-depth discussions on AI-related topics. Our community of creators includes many leading entrepreneurs and industry pioneers who engage in multi-dimensional, professional, and thorough discussions. As of the end of 2024, both the amount of AI-related content and the number of creators in our community have surged with double-digit year-over-year growth. Earlier in 2025, we were thrilled to be selected by DeepSeek as the exclusive Chinese content platform to release the latest details and cost-benefit analysis of their latest open-source models. Going forward, we will continue to invest in AI technology at the application layer. As we remain dedicated to deepening the community trustworthiness, our advancements in AI enable us to enhance operating efficiency across our existing businesses and to unlock emerging potential beyond the Zhihu community.

Zhihu Content

In 2024, our strategy for cultivating scenario-orientated content ensured a continuous stream of authentic, in-depth, high-quality content based on our users' own experiences. In addition, we deepened penetration in our cornerstone verticals, inspiring content creators to engage in more in-depth content generated by professional users. Leveraging a technology-driven approach, we optimized our content operations and continually evaluated content effectiveness. As of December 31, 2024, the cumulative pieces of content on our platform reached 874.6 million, up 12.9% year over year. Our thriving and active community ecosystem remains both our core asset and a growing strategic advantage in the AI era.

Leveraging the support of the Zhihu community and our unique positioning, our premium short stories continue to captivate and resonate with our users. Our premium content library, including short stories, continued to expand in 2024, attracting new subscribers while encouraging increased consumption among existing subscribers. We continued to unlock the monetization potential of our vast array of premium short story IPs, spearheading our expansion into the short drama market and consistently setting new industry benchmarks for growth. Short dramas adapted from stories in Zhihu's content library, such as "Zhibi"（執筆）and "Love in a Dream"（借寧安）, achieved a new record high for popularity on their debut days on Tencent's micro-drama platform.

BUSINESS REVIEW AND OUTLOOK

Zhihu Users

Following our streamlined community-related user acquisition spending, average monthly active users in 2024, as a measure of user scale, has decreased to some extent, consistent with our expectations and strategic focus. However, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly during the year. Furthermore, our average monthly subscribing members continued to grow to 15.0 million in 2024 from 14.5 million in 2023.

We have a young and diverse user base. As of December 31, 2024, 73.8% of our active users were under 30, and female users accounted for 59.4% of our total number of active users in December 2024. In our decade-long journey as a leading online content community, we are pleased to have served professional users with expertise in specific fields. Many of them joined Zhihu during their education journeys and have become long-term users and, simultaneously, high-quality content creators. Our commitment to serving their demands for content, inspiring their content creation, and catering to their content consumption needs remains strong.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We strive to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continue to equip our content creators with a variety of user-friendly creation tools, offering professional and supportive environments to help them reap financial rewards. In 2024, the total number of content creators who earned income on Zhihu grew by 20% year over year. As of December 31, 2024, Zhihu had 77.7 million cumulative content creators, increasing by 8.9% from 71.3 million as of December 31, 2023.

Monetization

Our total revenues were RMB3.6 billion in 2024, representing a decrease of 14.3% from RMB4.2 billion in 2023. Our content-centric monetization channels currently include marketing services, paid membership, vocational training and other services.

BUSINESS REVIEW AND OUTLOOK

Our paid membership services remained our largest source of revenue, with a slight 3.5% year-over-year decrease to RMB1.76 billion in 2024 from RMB1.83 billion in 2023. Our incentive programs for premium content creators worked effectively, continually strengthening the appeal of premium content. Furthermore, we have launched various initiatives to offer our subscribing members more in-depth consumption scenarios, such as audio books and radio plays, to increase subscribers' lifetime commercial value. For our marketing services, our purpose-driven structural adjustments are starting to yield tangible results. Our trust-centric marketing service model continues to gain traction, while key clients increasingly recognize the premium value of our high-quality user base and brand equity. An increasing number of original content creators are now monetizing through the Zhishi platform, enriching the supply of high-quality commercial content. Our vocational training services generated RMB468.1 million revenue in 2024 compared RMB565.6 million in 2023. We strategically streamlined our portfolio to concentrate on high-performing categories in which we demonstrate a competitive edge. We are dedicated to utilizing AI in all our services to boost our operating efficiency. Driven by enhanced operational efficiency and disciplined cost management, our total costs and operating expenses in 2024 decreased by 25.5% and 21.0%, respectively. For a detailed discussion of our results, see "Management Discussion and Analysis."

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this report.

BUSINESS OUTLOOK

In 2024, we demonstrated the effectiveness of our strategic decisions and effective execution through fruitful financial results, as well as a clear path to profitability. Our strategic priorities for 2025 will align with the direction we set in 2024. We will continue to motivate user engagement and high-quality content creation in our community. Building on our commitment to core user experience and community trustworthiness, we will continue refining our commercial ecosystem by strengthening Zhihu's brand premium, addressing high-value user needs and optimizing the community atmosphere. At the same time, we will enhance the balance between our commercial and community content ecosystem, driving greater monetization efficiency and establishing a solid foundation for the exploration of broader commercial opportunities beyond our community. We will further enhance operating efficiency and narrow losses through more disciplined spending and sustained optimization of our costs and expense structure. Additionally, we will continue to unlock our emerging potential in the AI field, and we expect the empowerment of generative AI technology to support the well-rounded growth of our business and enhance the efficiency of our various business lines.

We expect our core competitive edges such as our high-value brand and distinctive user positioning to remain intact. We will maintain our strong strategic execution and continue to pursue long-term sustainable profitability, and drive greater returns for our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Revenues:		
Marketing services	**1,247,092**	1,652,992
Paid membership	**1,761,978**	1,826,557
Vocational training	**468,111**	565,585
Others	**121,724**	153,755
Total revenues	**3,598,905**	4,198,889
Cost of revenues	**(1,418,076)**	(1,903,041)
Gross profit	**2,180,829**	2,295,848
Selling and marketing expenses	**(1,599,186)**	(2,048,090)
Research and development expenses	**(732,553)**	(901,452)
General and administrative expenses	**(330,173)**	(418,531)
Total operating expenses	**(2,661,912)**	(3,368,073)
Loss from operations	**(481,083)**	(1,072,225)
Other income/(expenses):		
Investment income	**65,441**	41,695
Interest income	**114,964**	158,671
Fair value change of financial instruments	**78,405**	(5,170)
Exchange gains	**1,013**	97
Others, net	**42,902**	49,236

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Loss before income tax	**(178,358)**	(827,696)
Income tax benefits/(expenses)	**9,391**	(11,832)
Net loss	**(168,967)**	(839,528)
Net income attributable to noncontrolling interests	**(2,835)**	(4,113)
Net loss attributable to Zhihu Inc.'s shareholders	**(171,802)**	(843,641)
Net loss	**(168,967)**	(839,528)
Other comprehensive income:		
Foreign currency translation adjustments	**32,964**	45,257
Total other comprehensive income	**32,964**	45,257
Total comprehensive loss	**(136,003)**	(794,271)
Comprehensive income attributable to noncontrolling interests	**(2,865)**	(4,113)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(138,868)**	(798,384)

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Our total revenues were RMB3.6 billion in 2024, representing a decrease of 14.3% from RMB4.2 billion in 2023. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2024 and 2023, respectively:

	For the Year Ended December 31,			
	2024		2023	
	RMB	**%**	*RMB*	*%*
	(in thousands, except percentages)			
Revenues				
Marketing services	**1,247,092**	**34.7**	1,652,992	39.4
Paid membership	**1,761,978**	**49.0**	1,826,557	43.5
Vocational training	**468,111**	**13.0**	565,585	13.5
Others	**121,724**	**3.3**	153,755	3.6
Total	**3,598,905**	**100.0**	4,198,889	100.0

Marketing services revenue was RMB1.2 billion in 2024, compared with RMB1.7 billion in 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB1.76 billion in 2024, compared with RMB1.83 billion in 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing members.

Vocational training revenue was RMB468.1 million in 2024, representing a 17.2% decrease from RMB565.6 million in 2023. The decrease was primarily attributable to lower revenue contribution from our acquired businesses, partially offset by the growth of our self-operated course offerings.

Other revenues were RMB121.7 million, compared with RMB153.8 million in 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

COST OF REVENUES

Our cost of revenues decreased by 25.5% from RMB1.9 billion in 2023 to RMB1.4 billion in 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2024 and 2023, respectively:

	For the Year Ended December 31,			
	2024		2023	
	RMB	**_%_**	_RMB_	_%_
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**707,710**	**19.7**	1,033,878	24.6
Cloud service and bandwidth costs	**195,248**	**5.4**	280,045	6.7
Staff costs	**218,873**	**6.1**	248,678	5.9
Payment processing costs	**168,151**	**4.7**	198,199	4.7
Others	**128,094**	**3.5**	142,241	3.4
Total	**1,418,076**	**39.4**	1,903,041	45.3

GROSS PROFIT AND MARGIN

Gross profit slightly decreased by 5.0% from RMB2.3 billion in 2023 to RMB2.2 billion in 2024. _Gross margin_ expanded from 54.7% in 2023 to 60.6% in 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING EXPENSES

Total operating expenses decreased by 21.0% to RMB2.7 billion in 2024 from RMB3.4 billion in 2023.

Selling and marketing expenses decreased by 21.9% to RMB1.6 billion in 2024 from RMB2.0 billion in 2023. The decrease was primarily attributable to more disciplined promotional spending and decrease in personnel-related expenses.

Research and development expenses decreased by 18.7% to RMB732.6 million in 2024 from RMB901.5 million in 2023. The decrease was primarily attributable to more efficient spending on technological innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 21.1% to RMB330.2 million in 2024 from RMB418.5 million in 2023. The decrease was primarily attributable to the lower share-based compensation expenses in 2024.

LOSS FROM OPERATIONS

Loss from operations decreased by 55.1% to RMB481.1 million in 2024 from RMB1.1 billion in 2023.

ADJUSTED LOSS FROM OPERATIONS (NON-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 54.4% to RMB405.4 million in 2024 from RMB888.0 million in 2023.

NET LOSS

Net loss decreased by 79.9% to RMB169.0 million in 2024 from RMB839.5 million in 2023.

ADJUSTED NET LOSS (NON-GAAP)

Adjusted net loss (non-GAAP) decreased by 85.4% to RMB96.3 million in 2024 from RMB659.1 million in 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

In 2024, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB4.9 billion and RMB5.5 billion as of December 31, 2024 and 2023, respectively. The net cash used in operating activities was narrowed to RMB280.2 million in 2024.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Net cash used in operating activities	**(280,185)**	(415,527)
Net cash provided by/(used in) investing activities	**2,562,617**	(1,681,140)
Net cash used in financing activities	**(403,862)**	(365,056)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**14,851**	42,510
Net increase/(decrease) in cash, cash equivalents and restricted cash	**1,893,421**	(2,419,213)
Cash and cash equivalents at the beginning of the year	**2,106,639**	4,525,852
Cash, cash equivalents and restricted cash at the end of the year	**4,000,060**	2,106,639

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments in 2024.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures in 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As of December 31, 2024, no group assets of ours was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of December 31, 2024.

GEARING RATIO

As of December 31, 2024, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

MANAGEMENT DISCUSSION AND ANALYSIS

CONTINGENT LIABILITIES

As of December 31, 2024, we did not have any material contingent liabilities.

EMPLOYEES AND REMUNERATION

As of December 31, 2024, we had 1,887 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Content and Content-Related Operations	593	31.4%
Research and Development	754	40.0%
Sales and Marketing	385	20.4%
General Administration	155	8.2%
Total	**1,887**	**100.0%**

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development. We have built all-in-one talent training system that encompasses various trainings to our employees.

DIRECTORS' REPORT

The Board is pleased to present this Directors' Report, together with the consolidated financial statements of the Group for the year ended December 31, 2024 (the "**Consolidated Financial Statements**").

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are: (i) Mr. Yuan Zhou (周源) and Mr. Henry Dachuan Sha (沙大川) (resigned with effect from February 19, 2024) as executive Directors; (ii) Mr. Dahai Li (李大海) (redesignated from an executive Director to a non-executive Director with effect from June 5, 2024), Mr. Zhaohui Li (李朝暉) and Mr. Bing Yu (于冰) as non-executive Directors; and (iii) Mr. Hanhui Sam Sun (孫含暉), Ms. Hope Ni (倪虹) and Mr. Derek Chen as independent non-executive Directors. As of the Latest Practicable Date, the Board comprises of seven Directors, including one executive Director, three non-executive Directors and three independent non-executive Directors. As of the Latest Practicable Date, there are three members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on May 17, 2011 under the Companies Act (As Revised) of the Cayman Islands as an exempted company with limited liability. In March 2021, the Company completed its initial public offering on the New York Stock Exchange in the U.S. (NYSE Ticket: ZH). In April 2022, the Company successfully listed its Class A Ordinary Shares on the Main Board of the Stock Exchange (HKEX stock code: 2390).

PRINCIPAL ACTIVITIES

The Group is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in China.

BUSINESS REVIEW

The business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "Business Review and Outlook" and "Management Discussion and Analysis" of this annual report. Further discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the Environmental, Social and Governance Report to be published on the same day as this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year are set out in the section headed "Important Events After the Reporting Period" in this annual report.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements.

DIRECTORS' REPORT

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission. Below is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond our control.

Risks Relating to Our Business and Industry

• Our business depends on our ability to offer high-quality user-generated content for our users.

• Our success depends on our ability to attract and maintain an engaged user base.

• If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.

• We have incurred net loss and negative operating cash flow in the past, which may continue in the future.

• We may not be able to manage our growth effectively, which may compromise the success of our business.

• We are subject to risks associated with financing activities and liquidity.

• If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.

• We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

• We operate in a highly competitive market, and may not be able to compete effectively.

• If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

• Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

DIRECTORS' REPORT

Risks Relating to Our Corporate Structure

- We are a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of our Consolidated Affiliated Entities and our company as a group.

- Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements.

- Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

- Changes in China's economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

- The Chinese laws, rules and regulations and their interpretation and enforcement may evolve quickly, which could have a material adverse effect on us.

- The PRC government's oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.

- If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

DIRECTORS' REPORT

Risks Relating to Our Class A Ordinary Shares and the ADSs

• The trading prices of our Class A Ordinary Shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.

• Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares and the ADSs may view as beneficial.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. For details of the Company's environmental policies and performance, please refer to the Environmental, Social and Governance Report to be published on the same day as this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

During the Reporting Period, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

CONNECTED TRANSACTIONS

We have entered into a number of continuing agreements and arrangements with our connected persons in our ordinary and usual course of business, which constitute continuing connected transactions under the Listing Rules. During the Reporting Period, we strictly follow the respective pricing policies and mechanisms for each of the below continuing connected transactions as detailed in the Prospectus and the announcement of the Company dated November 26, 2024.

The table below sets forth connected persons of our Company, with whom we have entered into certain continuing connected transactions.

Name	Connected relationship
Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司) ("**Tencent Computer**")	Tencent Computer is a subsidiary of Tencent (together with its affiliated companies but excluding the China Literature Group (defined below), the "**Represented Tencent Group**"). Tencent is one of our substantial shareholders.
Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術(上海)有限公司) ("**Shanghai Yueting**")	Shanghai Yueting is a subsidiary of China Literature Limited (HKEX stock code: 772) (together with its subsidiaries and consolidated affiliated entities, the "**China Literature Group**"), which is a subsidiary of Tencent. Tencent is one of our substantial shareholders.

DIRECTORS' REPORT

We set out below details of the continuing connected transactions for our Group, in compliance with the requirements of Chapter 14A of the Listing Rules.

1. **Advertising Services**

   On April 6, 2022, Zhizhe Sihai (Beijing) Technology Co., Ltd. (智者四海(北京)技術有限公司) ("**Zhizhe Sihai**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**Tencent Framework Agreement**") with Tencent Computer to regulate (i) the provision of advertising services by our Group to the Represented Tencent Group through our online platforms and the You Liang Hui (優量匯) platform or other digital advertising platforms operated by the Represented Tencent Group (the "**Tencent Advertising Platforms**"); and (ii) the provision of cloud services and technical services by the Represented Tencent Group following the Listing. The term of the Tencent Framework Agreement commenced on the Listing Date and will end on December 31, 2024 (both days inclusive). Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2024, the aggregate amount of advertising services provided to the Represented Tencent Group through our platforms and the Tencent Advertising platforms amounted to approximately RMB15.2 million.

2. **Literary Content Cooperation with the China Literature Group**

   On April 7, 2022, Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司) ("**Zhizhe Tianxia**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**China Literature Framework Agreement**") with Shanghai Yueting (for itself and on behalf of the China Literature Group) to regulate the parties' literary content cooperation following the Listing. The term of the China Literature Framework Agreement commenced on the Listing Date and will end on December 31, 2024 (both days inclusive). Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2024, the aggregate amount of literary content cooperation purchased from the China Literature Group by us amounted to approximately RMB6.7 million.

3. **Cloud Services and Technical Services**

   Pursuant to the Tencent Framework Agreement, the Represented Tencent Group will provide cloud services and other cloud-related technical services to us for service fees. Cloud services and other cloud-related technical services include but are not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services. Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2024, the aggregate amount of cloud services and technical services purchased from the Represented Tencent Group by us amounted to approximately RMB14.7 million.

   As the Tencent Framework Agreement and the China Literature Framework Agreement expired on December 31, 2024 and in order to renew the said agreements for a term of three years effective from January 1, 2025, Zhizhe Sihai (on behalf of the Group) and Tencent Computer, and Zhizhe Tianxia (on behalf of the Group) and Shanghai Yueting, entered into the 2025 Tencent Framework Agreement and the 2025 China Literature Framework Agreement on November 26, 2024. Further details of the above agreements are set out in the announcement of the Company dated November 26, 2024.

DIRECTORS' REPORT

4.   **Tencent Payment Services Framework Agreement**

On November 26, 2024, Zhizhe Sihai (on behalf of the Group) and Tencent Computer entered into a new framework agreement (the "**Tencent Payment Services Framework Agreement**"), pursuant to which the Represented Tencent Group shall provide the payment services to the Group for the period commencing from December 1, 2024 to December 31, 2026. Further details of the transactions are set out in the announcement of the Company dated November 26, 2024.

For the year ended December 31, 2024, the aggregate amount of payment service purchased from Tencent Group by us amounted to approximately RMB3.4 million.

5.   **Contractual Arrangements**

During the Reporting Period, we conducted the operations of our Zhihu online platforms and other online platforms, our publication business, our online professional exam preparation classes and our online language exam preparation classes through our Consolidated Affiliated Entities in the PRC, which were subject to foreign investment restriction or prohibition in accordance with applicable PRC laws (the "**Relevant Business**"). The major types of Relevant Business of which our operations were material during the Reporting Period are summarized below.

Consolidated Affiliated Entities	**Business activities and relevant foreign investment requirements**
Zhizhe Tianxia	**Operation of our Zhihu online platforms**
	Zhizhe Tianxia operates our Zhihu website and the Zhihu App, through which we provide contents or information in various forms and features such as Q&As, articles, videos and live streaming. We also offer paid membership programs, advertising services, content-commerce solutions and e-commerce services through our Zhihu platforms. The relevant foreign investment requirements are as set out below.
	(i) Value-added telecommunication services
	The provision of contents and information through our Zhihu online platforms described above constitutes commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Zhizhe Tianxia holds an ICP License. According to the 2024 Negative List, provision of value-added telecommunication services, which include commercial internet information services pursuant to the PRC Telecommunications Regulations 《中華人民共和國電信條例》), is a "restricted" business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements

(ii) *Provision of online pharmaceutical information service*

As the content offerings on our Zhihu platforms include pharmaceuticals information, Zhizhe Tianxia is required to hold an Internet Medicine Information Service Qualification (互聯網藥品信息服務資格證書) or complete the internet information service filing for medicines and medical appliances (藥品醫療器械網絡信息服務備案) under applicable PRC laws and regulations. Zhizhe Tianxia has completed such filing, and its filed service is of commercial nature.

(iii) *Radio and television program production and operation*

Zhizhe Tianxia engages in the production of content in video format, which constitutes radio and television program production and operation under the applicable PRC laws and regulations. Therefore, Zhizhe Tianxia is required to hold, and has obtained, a Radio and Television Program Production and Operation License (廣播電視節目製作經營許可證).

Under the 2024 Negative List, radio and television program production is a "prohibited" business for which foreign investment is not permitted.

(iv) *Operation of commercial internet culture activities*

The Zhihu website and the Zhihu App display contents in various formats including videos, games, animation and so on, which constitutes operation of commercial internet culture activities under the applicable PRC laws and regulations. The operating entity of Zhihu website and the Zhihu App therefore needs to hold an Internet Cultural Business License (網絡文化經營許可證) ("**ICB License**"). Zhizhe Tianxia, being the operator of the Zhihu website and the Zhihu App, has obtained an ICB License. Under the 2024 Negative List, operation of internet culture activities is a "prohibited" business for which foreign investment is not permitted.

DIRECTORS' REPORT

Consolidated Affiliated Entities

Business activities and relevant foreign investment requirements

(v) *Internet audio-visual program services*

Zhizhe Tianxia provides video and audio content on our Zhihu online platforms, which falls within the scope of internet audio-visual programs services (互聯網視聽節目服務) under the Administrative Regulations on Internet Audio-visual Program Service《互聯網視聽節目服務管理規定》.

According to the Administrative Regulations on Internet Audio-Visual Program Service, entities that provide internet audio-visual program services shall obtain an Audio-Visual Permit or complete a registration with relevant authority. According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting (《關於加強網絡直播規範管理工作的指導意見》), live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing. In addition, according to the Administrative Regulations on Internet Audio-Visual Program Service, applicants for the Audio – Visual Permit shall, among others, be state wholly owned or state-controlled. Therefore, Zhizhe Tianxia is not eligible to apply for an Audio-Visual Permit but has completed a registration in the National Internet Audio-Visual Platforms Information Registration and Management System (全國網絡視聽平台信息登記管理系統).

According to the 2024 Negative List, foreign investors are prohibited from holding equity interests in any enterprise engaging in internet audio-visual program services.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
	(vi) Publication operation
	Zhizhe Tianxia engages in distribution of electronic publications through our Zhihu platforms as an integral part of our content offerings, which falls within publication distribution business subject to the Regulations on the Administration of the Publication Market《出版物市場管理規定》(the "**Publication Regulations**") effective on June 1, 2016. Zhizhe Tianxia is therefore required to, and has obtained, a Publication Operation License (出版物經營許可證) under the Publication Regulations.
	According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.
	Since the distribution of the electronic publications is an inherent part of our content offerings and must be conducted through our Zhihu platforms, it is an inseparable part of the business carried out by Zhizhe Tianxia which is subject to foreign investment prohibitions and restrictions as described above.
Tianjin Zhizhe Wanjuan Culture Co., Ltd. ("**Tianjin Zhizhe**")	**Publication business**
	As part of our ordinary business, we publish books leveraging on the contents generated on our Zhihu platforms. We also carry out publication related businesses such as publication distribution and sales. We conduct our publication business and publication related businesses primarily through Tianjin Zhizhe. The relevant foreign investment requirements are as set out below.

DIRECTORS' REPORT

Consolidated Affiliated Entities

Business activities and relevant foreign investment requirements

(i)   Publication

To conduct businesses of publishing books, newspapers, periodicals, audiovisual products or electronic publications, or internet publishing services, a license for such online or offline business ("**Publication License**") is required under the applicable PRC laws and regulations.

Tianjin Zhizhe currently engages in publication business in partnerships with third-party enterprises that hold a Publication License by entrusting such party to publish publication materials, and is in the process of applying for a Publication License and expects to carry out the publication business on its own after receiving the license. Tianjin Zhizhe will not operate any new business that is not subject to any foreign investment restrictions or prohibitions until it has obtained the Publication License or any other required license to operate such business.

According to the 2024 Negative List, foreign investors are prohibited from holding equity interests in businesses of editing, publishing and production of books, newspapers, periodicals, audio-visual products and electronic publications, or internet publishing services.

As we intend to continue to carry out publication business and continue to apply for a Publication License, it is impractical for us to reorganize Tianjin Zhizhe to be a foreign-invested entity as foreign-invested entities are not eligible to apply for the Publication License.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
	(ii) Publication operation
	Tianjin Zhizhe also distributes publications, which constitutes publication distribution business and requires a Publication Operation License (出版物經營許可證) under the Publication Regulations. Tianjin Zhizhe holds a Publication Operation License.
	According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.
	However, the publication distribution business of Tianjin Zhizhe is inseparable from its publication business as Tianjin Zhizhe's experience in running publication distribution business contributes to its credentials in procuring the Publication License. Further, since the Company organizes its business contracts relating to the publication business primarily under Tianjin Zhizhe, it is operationally natural and efficient to use the same entity to distribute the publications Tianjin Zhizhe publishes.

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities; (ii) by entering into exclusive service and consultation agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.

DIRECTORS' REPORT

Risks Relating to the Contractual Arrangements and actions taken to mitigate the risks

• If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

• Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements;

• Our current corporate structure and business operations may be affected by the Foreign Investment Law;

• We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the Consolidated Affiliated Entities, which could, render us unable to conduct some or all of our business operations and constrain our growth;

• The contractual arrangements with the Consolidated Affiliated Entities may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated profit and the value of your investment;

• The equity holders, directors, and executive officers of the Consolidated Affiliated Entities, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company; and

• If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs.

DIRECTORS' REPORT

Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

- major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

- our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

- our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

- our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

Summary of the Material Terms of the Contractual Arrangements
A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements
Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021 (the "**Exclusive Business Cooperation Agreement**"), pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia's operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai's adjustment, are equal to all of the net profit of Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.

Intellectual property rights are developed during the normal course of business of Zhizhe Tianxia and its subsidiaries. Pursuant to the Exclusive Business Cooperation Agreement, Zhizhe Sihai will have the exclusive and proprietary rights to all intellectual properties developed by Zhizhe Tianxia and its subsidiaries, in connection with performance of the Exclusive Business Cooperation Agreement.

DIRECTORS' REPORT

Unless otherwise terminated early by Zhizhe Sihai, the Exclusive Business Cooperation Agreement will remain effective unless terminated in the event that (a) the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the Exclusive Business Cooperation Agreement.

Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司) ("**Shanghai Pinzhi**") entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi Technology Co., Ltd. (上海知匙科技有限公司) ("**Shanghai Zhishi**") on September 7, 2021 (the "**Pinzhi Exclusive Business Cooperation Agreement**"), pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Zhishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the Pinzhi Exclusive Business Cooperation Agreement shall have a term of twenty years from the date of signing. The remaining principal terms of the Pinzhi Exclusive Business Cooperation Agreement are substantially similar to those under the Exclusive Business Cooperation Agreement as set out above. Shanghai Biban Network Technology Co., Ltd. (上海彼伴網絡科技有限公司) ("**Shanghai Biban**") entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya Information Technology Co., Ltd. (上海杷雅信息科技有限公司) ("**Shanghai Paya**") on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Exclusive Business Cooperation Agreement. In June 2024, the shareholders of Shanghai Biban transferred all its shares in Shanghai Biban to a subsidiary that is indirectly wholly owned by Wuhan Xinyue, and such contractual arrangements were terminated accordingly.

Exclusive Option Agreements

Zhizhe Tianxia and its Registered Shareholders entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021 (the "**Exclusive Option Agreement**"), pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the Registered Shareholders of Zhizhe Tianxia and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai's request, the Registered Shareholders of Zhizhe Tianxia will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the Exclusive Option Agreement will remain effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.

DIRECTORS' REPORT

During the term of the Exclusive Option Agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, the Registered Shareholders are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that the Registered Shareholders of Zhizhe Tianxia receive any distribution from Zhizhe Tianxia and/ or its subsidiaries and subject to the PRC laws, the Registered Shareholders must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.

As provided in the Exclusive Option Agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our Group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.

Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021 (the "**Pinzhi Exclusive Option Agreement**"), pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The Pinzhi Exclusive Option Agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the Pinzhi Exclusive Option Agreement are substantially similar to those under the Exclusive Option Agreement, except that the materiality threshold under the Pinzhi Exclusive Option Agreement for the corporate actions that require Shanghai Zhishi's consent is RMB500 thousand or higher (rather than RMB1 million). In 2024, we exercised the redemption right in connection with our investment arrangements with Shanghai Pinzhi to require Shanghai Pinzhi and its founders to repurchase our shareholding interest, as its performance did not meet certain criteria. The parties are currently resolving the pending disputes and litigations, and we may terminate the contractual arrangements with Shanghai Pinzhi and its subsidiaries if the disputes are settled.

Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Exclusive Option Agreement. In June 2024, the shareholders of Shanghai Biban transferred all its shares in Shanghai Biban to a subsidiary that is indirectly wholly owned by Wuhan Xinyue, and such contractual arrangements were terminated accordingly.

DIRECTORS' REPORT

Shareholders' Rights Entrustment Agreement and Powers of Attorney

Pursuant to the shareholder's rights entrustment agreement entered into among the Registered Shareholders of Zhizhe Tianxia, Zhizhe Sihai and Zhizhe Tianxia on December 21, 2021 (the "**Shareholders' Rights Entrustment Agreement**"), and the irrevocable power of attorney executed by each of the Registered Shareholders of Zhizhe Tianxia on the same day (the "**Power of Attorney**"), whereby the Registered Shareholders appointed Zhizhe Sihai or a director of its offshore holding company or his or her successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the Registered Shareholder himself/herself or another Registered Shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders' meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders' voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the relevant companies registry and exercise voting rights in Zhizhe Tianxia on behalf of the relevant Registered Shareholders. As a result of the Shareholders' Rights Entrustment Agreement and the Powers of Attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The Shareholders' Rights Entrustment Agreement and the Powers of Attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the Relevant Businesses of Zhizhe Tianxia.

The Registered Shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021 (the "**Pinzhi Powers of Attorney**") in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Shareholders' Rights Entrustment Agreement as set out above except that the Pinzhi Power of Attorney shall terminate upon the earlier of (a) the relevant Registered Shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such Power of Attorney by written notice to the relevant Registered Shareholder. The Registered Shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Pinzhi Powers of Attorney. In June 2024, the shareholders of Shanghai Biban transferred all its shares in Shanghai Biban to a subsidiary that is indirectly wholly owned by Wuhan Xinyue, and such contractual arrangements were terminated accordingly.

DIRECTORS' REPORT

Share Pledge Agreement

Zhizhe Tianxia, the Registered Shareholders of Zhizhe Tianxia and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021 (the "**Share Pledge Agreement**"). Under the Share Pledge Agreement, the Registered Shareholders of Zhizhe Tianxia will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, Shareholders' Rights Entrustment Agreement and the Powers of Attorney. The Share Pledge Agreement will not terminate until (i) all obligations of Zhizhe Tianxia and its Registered Shareholders are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia and/or the entire assets of Zhizhe Tianxia pursuant to the Exclusive Option Agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the Share Pledge Agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default (as provided in the Share Pledge Agreement) occur, unless it is successfully resolved to Zhizhe Sihai's satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the Exclusive Business Cooperation Agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. The Registered Shareholders of Zhizhe Tianxia have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Shanghai Pinzhi, the Registered Shareholders of Shanghai Pinzhi and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021 (the "**Pinzhi Share Pledge Agreement**") which shall terminate upon all obligations of Shanghai Pinzhi and its Registered Shareholders under the Pinzhi Exclusive Business Cooperation Agreement, the Pinzhi Exclusive Option Agreement and the Pinzhi Powers of Attorney are satisfied in full. The remaining principal terms of the Pinzhi Share Pledge Agreement are substantially similar to those under the Share Pledge Agreement as set out above. Shanghai Biban, the Registered Shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Share Pledge Agreement. In June 2024, the shareholders of Shanghai Biban transferred all its shares in Shanghai Biban to a subsidiary that is indirectly wholly owned by Wuhan Xinyue, and such contractual arrangements were was terminated accordingly.

On August 8, 2023, Zhizhe Tianxia transferred all of it equity interest in Nanjing Zhihu Technology Co., Ltd. (南京知著科技有限公司) ("**Nanjing Zhizhu**", one of our Consolidated Affiliated Entities) to Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司) ("**Wuhan Xinyue**"), a limited liability company established under the laws of the PRC and owned as to 99% by Mr. Zhou and 1% by Mr. Rongle Zhang (張榮樂). On July 31, 2023, Wuhan Xinyue, Wuhan Bofeng Technology Co., Ltd. (武漢博烽科技有限公司) (our wholly owned subsidiary), Mr. Zhou and Mr. Rongle Zhang entered into a series of contractual arrangements ("**Wuhan Xinyue Contractual Arrangements**"), which are substantially similar to those under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, the Shareholders' Rights Entrustment Agreement and the Share Pledge Agreement set out above. The Wuhan Xinyue Contractual Arrangements were reproduced from our pre-existing Contractual Arrangements under the terms and conditions of the Renewal and Reproduction Waiver, as defined and detailed below.

DIRECTORS' REPORT

In April, 2024, Beijing Radio and Television Station (北京廣播電視台) ("**BRTS**"), an independent third party investor, completed its investment of RMB0.2 million in Zhizhe Tianxia to acquire 1% of Zhizhe Tianxia's enlarged registered capital. BRTS is not a party to the contractual arrangements that are currently in effect among Zhizhe Sihai, Zhizhe Tianxia and Zhizhe Tianxia's other shareholders. As such, following the investment we are able to enjoy 99% of the economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, but we are not able to purchase or have BRTS pledge its 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Zhizhe Sihai, our wholly-owned subsidiary, still controls and is the primary beneficiary of Zhizhe Tianxia as it continues to have a controlling financial interest in Zhizhe Tianxia after the investment. BRTS is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Zhizhe Tianxia's three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Zhizhe Tianxia.

Apart from the above, (i) there were no Contractual Arrangements entered into, renewed or reproduced during the Reporting Period, (ii) there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period, and (iii) none of the Contractual Arrangements had been terminated during the Reporting Period as none of the restrictions that led to the adoption of the contracts under the Contractual Arrangements were removed.

Listing Rules Implications and Waivers
For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person," the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiaries, and their directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons". Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of our Company.

In view of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted us, waivers from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.

DIRECTORS' REPORT

No change without independent non-executive Directors' approval

Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of our independent non-executive Directors.

No change without independent Shareholders' approval

Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.

Economic benefits and flexibility

The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group's options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group's right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.

Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group (the "**Renewal and Reproduction Waiver**").

The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreignowned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

DIRECTORS' REPORT

Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis:

- the Contractual Arrangements in place during each financial period will be disclosed in our Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules;

- our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company's annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

- our Company's Auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

- for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of 'connected person', our Consolidated Affiliated Entities will be treated as our Company's subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

- our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group's management and our Company's Auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS' REPORT

Confirmation from Independent Non-executive Directors

The independent non-executive Directors have reviewed the above continuing connected transactions and confirmed that these transactions have been entered into:

- in the ordinary and usual course of business of the Company;

- either on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

- in accordance with relevant agreement governing them on terms that are fair and reasonable and in the interest of the Shareholders as a whole;

- the transactions under the Contractual Arrangement carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements; and

- no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period.

Confirmation from the Company's Independent Auditor

The auditor of the Company has performed the relevant procedures regarding the Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unqualified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the paragraph above in accordance with Rule 14A.56 of the Listing Rules.

The Auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

- nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

- for transactions involving the provision of goods or service by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

DIRECTORS' REPORT

- nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company; and

- with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities which are not otherwise subsequently assigned or transferred to the Group.

Other than the transactions as disclosed above, none of the related party transactions as disclosed under Note 21 to the Consolidated Financial Statements of this annual report constitute connected transactions or continuing connected transactions that are subject to announcement, circular, shareholders' approval and/or reporting requirements under Chapter 14A of the Listing Rules. Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the continuing connected transactions of the Group during the Reporting Period.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

DIRECTORS' REPORT

The table below sets out the ownership and voting rights held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	21,407,800	5.30%
	Class B Ordinary Shares	15,446,778	38.27%

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, assuming all the issued and outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares, the Company will issue 15,446,778 Class A Ordinary Shares, representing approximately 6.20% of the total number of issued Class A Ordinary Shares.

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company has conducted the following repurchase of Shares:

(a)   in January 2024 and March 2024, the Company repurchased approximately 9,509,450 ADSs representing a total of 4,754,725[Note 1] Class A Ordinary Shares (the "**Repurchased Shares**") on the New York Stock Exchange at an aggregate consideration of US$8,044,051 to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury Shares); and

(b)   on July 19, 2024, the Company announced its conditional voluntary cash offer to buy back, subject to fulfilment of certain conditions, up to the maximum number of 46,921,448 Class A Ordinary Shares (including in the form of ADSs) at a cash consideration of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS). On November 8, 2024, a total of 33,016,016 Class A Ordinary Shares (the "**Cash Offer Buy-back Shares**") were bought back and cancelled by the Company on completion of the offer. For further details, please refer to the Company's announcements dated July 19, 2024, October 30, 2024 and November 8, 2024.

The repurchase was effected for the enhancement of shareholder value in the long term. Particulars of the repurchase of Shares are summarized as follows:

Month of Repurchase	No. and Method of Shares Repurchased	Price paid per share		Aggregate Consideration
		Highest	Lowest	
January 2024	4,628,395[Note 3] on the New York Stock Exchange	US$1.80	US$1.54	US$7,870,404
March 2024	126,326[Note 3] on the New York Stock Exchange	US$1.38	US$1.35	US$173,647
November 2024	33,016,016[Note 4] off market	US$1.17	US$1.17	US$38,518,685

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced in total by 45,767,659[Note 2] shares as a result of the cancellation of the Repurchased Shares on February 2, 2024 and June 28, 2024 and the Cash Offer Buy-back Shares on November 8, 2024. Upon cancellation of the Repurchased Shares and Cash Offer Buy-back Shares, Mr. Zhou, the WVR Beneficiary simultaneously reduced his WVR in the Company proportionately by way of converting his 471,562, 280,377 and 1,946,888 Class B Ordinary Shares into Class A Ordinary Shares on February 2, 2024, June 28, 2024 and November 8, 2024, respectively, on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

DIRECTORS' REPORT

Notes:

(1)   represents 9,509,450 ADSs repurchased corresponding to a total of 4,754,725 underlying Class A Ordinary Shares, which were initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Shares prior to the ADS ratio change effective on 10 May 2024 (the "**ADS Ratio Change**"). As a result of the ADS Ratio Change, such total number of underlying Class A Ordinary Shares was adjusted to 4,754,721 and were cancelled on June 28, 2024. For details of the ADS Ratio Change, please refer to the announcement of the Company dated April 26, 2024.

(2)   among the 45,767,659 shares being cancelled, 7,996,992 Repurchased Shares were cancelled on February 2, 2024, 4,754,721 Repurchased Shares were cancelled on June 28, 2024 (for details, please see note (1) above) and 33,016,016 Cash Offer Buy-back Shares were cancelled on November 8, 2024.

(3)   these figures represent the numbers of underlying Class A Ordinary Shares initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Shares prior to the ADS Ratio Change.

(4)   the total of 33,016,016 Cash Offer Buy-back Shares comprise of a total of 13,138,898 Class A Ordinary Shares under the non-U.S. offer and a total of 6,625,706 ADSs (equivalent to 19,877,118 Class A Ordinary Shares) under the U.S. offer. For details, please refer to the Company's announcement dated November 8, 2024.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange (including sale of treasury Shares) or on the New York Stock Exchange during the Reporting Period. As of December 31, 2024, the Company did not hold any treasury Shares.

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

During the Reporting Period, the five largest customers of the Group accounted for approximately 15.8% of the Group's total revenues while the largest customer of the Group accounted for approximately 4.4% of the Group's total revenues. In addition, for the Reporting Period, the five largest suppliers of the Group accounted for approximately 10.5% of the Group's total purchase amounts while the largest supplier for the Reporting Period, accounted for approximately 3.2% of our total purchase amount.

During the Reporting Period and up to the Latest Practicable Date, none of our Directors, their respective close associates, or any Shareholders of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of our top five customers or top five suppliers, except that a Tencent affiliate is one of the cloud and bandwidth service providers.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

DIRECTORS' REPORT

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to Shareholders by reason of their holding of the Company's securities.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in Note 7 to the Consolidated Financial Statements.

None of the Group's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the Reporting Period are set out in the Consolidated Statements of Changes in Shareholders' Equity to the Consolidated Financial Statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

CHANGES TO DIRECTORS' INFORMATION

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2024 Interim Report of the Company and up to the Latest Practicable Date:

Ms. Hope Ni has served as an independent non-executive director of VISEN Pharmaceuticals, a company listed on the Stock Exchange with HKEx stock code 2561, since April 2021. VISEN Pharmaceuticals was listed on the Stock Exchange in March 2025.

Biographical details of the Directors and senior management of the Company are set out in the section headed "Directors and Senior Management" of this annual report. Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2024 interim report to the Latest Practicable Date.

DIRECTORS' REPORT

DEBENTURE ISSUED

The Company did not issue any debentures during the Reporting Period.

EQUITY-LINKED AGREEMENTS

Saved as disclosed in the section headed "Share Incentive Plans" in this annual report, the Company did not enter into any equity-linked agreement during the Reporting Period.

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends. With respect to Code Provision F.1.1 of the CG Code, the Company has adopted a dividend policy on payment of dividends. The Company does not have any pre-determined dividend payout ratio. Depending on the financial conditions of the Company and the Group and the conditions and factors as set out in the dividend policy, dividends may be proposed and/or declared by the Board during a financial year and any final dividend for a financial year will be subject to the Shareholders' approval.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by indemnified person, other than by reason of such indemnified person's own dishonesty, willful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Such permitted indemnity provision has been in force during the Reporting Period and up to the Latest Practicable Date. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

DISTRIBUTABLE RESERVE

As of December 31, 2024, the Company did not have any distributable reserves.

LOANS AND BORROWINGS

As of December 31, 2024, the Company did not have any loans or borrowings.

DIRECTORS' REPORT

DIRECTORS' SERVICE CONTRACTS

Each of Mr. Zhou, Mr. Dahai Li and Mr. Zhaohui Li has entered into a director agreement with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association), subject to automatic renewal after the expiry of the then current term. Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

Mr. Bing Yu has entered into a director agreement with our Company on March 7, 2023. The term of appointment shall be for an initial term of three years from March 7, 2023 (subject to re-election as and when required under the Articles of Association), subject to automatic renewal after the expiry of the then current term. Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

Each of the independent non-executive Directors entered into an amended and restated director agreement or a director agreement (as applicable) with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association), subject to automatic renewal after the expiry of the then current term. Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors (including the Directors proposed for re-election at the annual general meeting) have a service contract with members of the Group that is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2024.

DIRECTORS' REPORT

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

In compliance with the CG Code, the Company has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and senior management personnel are eligible participants of the 2012 Plan and the 2022 Plan, details of which are set out in the section headed "Share Incentive Plans" in this annual report.

Details of the remuneration of the Directors, senior management personnel and the five highest paid individuals are set out in Notes 26 and 27 to the Consolidated Financial Statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

No contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

MANAGEMENT CONTRACTS

Save as disclosed in the section headed "Directors' Service Contracts" in this annual report, no contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. There has been no change in auditor in preceding three years.

DIRECTORS' REPORT

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

No rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Save as disclosed in this annual report, at no time during the year ended December 31, 2024 was the Company or any of its subsidiaries were a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 to acquire such rights from any other body corporates.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the Reporting Period and as of the Latest Practicable Date, none of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

RESULTS

The results of the Group for the year ended December 31, 2024 are set out in the Consolidated Financial Statements in this annual report.

By order of the Board
Yuan Zhou
Chairman

Hong Kong,
April 15, 2025

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTOR

Mr. Zhou (周源), aged 44, is an executive Director and our Founder, and has served as the Chairman of the Board and the Chief Executive Officer of our Company since our inception. Mr. Zhou is a member of each of the Compensation Committee and the Nomination Committee. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Since January 2024, Mr. Zhou has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限責任公司), a portfolio investee of the Company. Prior to founding our Company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor's degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master's degree in software engineering from Southeast University in China in March 2006.

NON-EXECUTIVE DIRECTORS

Mr. Dahai Li (李大海), aged 44, served as an executive Director from March 2021 and was redesignated to a non-executive Director with effect from June 5, 2024. Mr. Li served as our Chief Technology Officer from May 2018 to June 2024 and as our senior vice president from December 2015 to April 2018. Mr. Li oversees the technology research and development of our Group. Mr. Li has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限責任公司), a portfolio investee of the Company, since March 2023, and as its chief executive officer since June 2023. Prior to joining us, Mr. Li served in several positions, including the head of search technology, at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor's degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master's degree in mathematics from Peking University in July 2006.

Mr. Zhaohui Li (李朝暉), aged 49, is a non-executive Director. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a non-executive director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a non-executive director of KE Holdings Inc., a company listed on the NYSE (NYSE: BEKE, HKEX stock code: 2423) since December 2018. Mr. Li served as a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, from December 2013 to August 2022. He served as a director of Fenbi Ltd., a company listed on the Stock Exchange (HKEX stock code: 2469) from December 2020 to March 2023. Mr. Li received a bachelor's degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Bing Yu (于冰), aged 45, has served as a non-executive Director since March 2023. Mr. Yu joined Kuaishou Technology (HKEX stock code: 1024) in August 2016, and currently serves as senior vice president, head of Research & Development Line as well as chairman of Engineering Technology Committee of Kuaishou group. He is responsible for Kuaishou group's research and development management, and the overall governance and long-term planning in the engineering technology area. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor's degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master's degree in software engineering from Tsinghua University in June 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉), aged 52, has served as our independent Director since March 2021 and has been re-designated as an independent non-executive Director since April 2022. He is the chairperson of each of the Audit Committee and Compensation Committee and a member of each of the Nomination Committee and Corporate Governance Committee. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (Nasdaq: QUNR), including serving as Qunar's president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent non-executive director, chairman of remuneration committee, a member of audit committee and a member of nomination committee of YSB Inc. (HKEX stock code: 9885) since June 2023; an independent director, chairman of the audit committee and a member of the compensation committee of iQIYI Inc. (Nasdaq: IQ) since March 2018; and an independent director, chairman of the audit committee, chairman of the compensation committee and a member of the nominating and corporate governance committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015. From August 2014 to July 2021, Mr. Sun served as an independent non-executive director, chairman of the audit and compliance committee and a member of the nomination committee of CAR Inc. (delisted from the Stock Exchange in July 2021; former HKEX stock code: 0699). From March 2018 to July 2019, Mr. Sun served as an independent director and chairman of the audit committee of Sunlands Technology Group (formerly known as Sunlands Online Education Group; NYSE: STG). From September 2010 to May 2019, Mr. Sun served as an independent director and the chairman of the audit committee of Fang Holdings Limited (formerly known as "SouFun Holdings Limited"; NYSE: SFUN). Mr. Sun accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Sun received a bachelor's degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

DIRECTORS AND SENIOR MANAGEMENT

Ms. Hong Ni (倪虹), also known as Hope Ni, aged 52, has served as our independent Director since March 2021 and has been re-designated as an independent non-executive Director since April 2022. She is the chairperson of the Nomination Committee and a member of each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, VISEN Pharmaceuticals (HKEx stock code: 2561) since April 2021, and Digital China Holdings Limited (HKEX stock code: 0861) from September 2010 to June 2024. Ms. Ni has served as an independent director of UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Ms. Ni served as a non-executive director of Ingdan, Inc. (formerly known as Cogobuy Group) (HKEX: 0400) from June 2020 to June 2022, and she served as an executive director of Ingdan, Inc. from March 2015 to June 2020. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch's investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor's degree in applied economics and business management from Cornell University in May 1994.

Mr. Derek Chen (with former name Zhiyong Chen), aged 49, has served as our independent non-executive Director since April 2022. He is a member of each of the Audit Committee and Nomination Committee and the chairperson of the Corporate Governance Committee. Mr. Chen has significant experience in the private equity and fintech industries. He was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX stock code: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master's degree in business administration from Columbia Business School in 2001.

SENIOR MANAGEMENT

During the Reporting Period, our senior management team comprises of Mr. Zhou, Mr. Dahai Li, Mr. Han Wang and Mr. Bin Sun. Mr. Dahai Li resigned as our Chief Technology Officer on June 5, 2024 while Mr. Bin Sun was appointed as the Chief Technology Officer on the same day. Mr. Zhou and Mr. Dahai Li are Directors of the Company. See "Executive Director" and "Non-executive Directors" for biographies of Mr. Zhou and Mr. Dahai Li, respectively.

Mr. Han Wang (王晗), aged 34, has served as our Chief Financial Officer with effect from February 19, 2024. Prior to joining the Company, from 2020 to 2023, Mr. Wang was with Access Technology Ventures, a global investment platform under Access Industries, Inc., the private holding company and investment firm founded by businessman and philanthropist Len Blavatnik. Prior to that, he held senior positions at leading investment firms, including at Hillhouse Capital as a vice president between 2018 and 2020, and at Legend Capital as a director from 2015 to 2018. Mr. Wang received a bachelor's degree in communication engineering from Beijing University of Posts and Telecommunications in China in 2012.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Bin Sun (孫斌), aged 43, has served as our Chief Technology Officer with effect from June 5, 2024. Mr. Sun is a seasoned technology leader with extensive experience in leading technology teams and developing technology strategies. Prior to joining the Company, Mr. Sun served as the Vice President of iQIYI, Inc., where he spearheaded intelligent digital production, big data, and business intelligence initiatives. Prior to that, Mr. Sun served as the Deputy General Manager of Perfect World's education business from 2015 to 2017. Before that, Mr. Sun served in various positions related to product and engineering at technology companies such as Microsoft and Yahoo from 2006 to 2015. Mr. Sun holds a Bachelor's and a Master's degree in Computer Science from Harbin Institute of Technology.

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary with effect from December 15, 2021 and has become the company secretary since November 1, 2022. Ms. Lau is a Director of Corporate Services of Tricor Services Limited. Ms. Lau has over 20 years of experience in the corporate secretarial field. Ms. Lau is currently the company secretary of eight listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (HKEX stock code: 2100), Meituan (美团) (HKEX stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (HKEX stock code: 1326), Everest Medicines Limited (雲頂新耀有限公司) (HKEX stock code: 1952), Li Auto Inc. (理想汽車) (HKEX stock code: 2015), KE Holdings Inc. (貝殼控股有限公司) (HKEX stock code: 2423), i-Cable Communications Limited (有線寬頻通訊有限公司) (HKEX stock code: 1097) and RoboSense Technology Co., Ltd. (速騰聚創科技有限公司) (HKEX stock code: 2498). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute. She obtained her bachelor's degree in administrative management from University of South Australia in April 2003.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present to the Shareholders the corporate governance report of the Company for the Reporting Period.

CORPORATE GOVERNANCE CULTURE AND STRATEGY

The Company is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Recognizing the importance of stakeholders at the Board level and throughout the Group, we emphasize the content-centric business model and create values for the stakeholders through sustainable growth and continuous development. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect (認真、專業、友善). Our community culture and strong brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels, including paid membership, marketing services, and vocational training etc. This self-reinforcing cycle has been emerging with our growth and solidifying our leaderships.

The Group will continuously review and adjust, if necessary, its business strategies and keep track of the changing market conditions to ensure prompt and proactive measures will be taken to respond to the changes and meet the market needs to foster the sustainability of the Group.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining and promoting stringent corporate governance standards. The Company's corporate governance practices are based on the principles and code provisions set forth in the CG Code.

Save for code provision C.2.1 of part 2 of the CG Code, the Company has complied with all the code provisions set out in the CG Code contained in Appendix C1 to the Listing Rules during the Reporting Period. Key corporate governance principles and practices of the Company as well as details relating to the foregoing deviation are summarized in the sections below.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the CG Code and has complied with all the code provisions of the CG Code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the CG Code*.*

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the Latest Practicable Date.

CORPORATE GOVERNANCE REPORT

BOARD COMPOSITION

The Board currently comprises seven members consisting of one executive Director, three non-executive Directors and three independent non-executive Directors. Below is the compositions of the Board as of the Latest Practicable Date.

Executive Director

Mr. Zhou, *Chairman and chief executive officer, member of the Compensation Committee and the Nomination Committee*

Non-executive Directors

Mr. Dahai Li
Mr. Zhaohui Li
Mr. Bing Yu

Independent Non-executive Directors

Mr. Hanhui Sam Sun, *chairman of the Audit Committee and the Compensation Committee, member of the Nomination Committee and the Corporate Governance Committee*
Ms. Hope Ni, *chairwoman of the Nomination Committee, member of the Audit Committee, the Compensation Committee, and the Corporate Governance Committee*
Mr. Derek Chen, *chairman of the Corporate Governance Committee, member of the Audit Committee, and the Nomination Committee*

The biographical information of the Directors are set out in the section headed "Directors and Senior Management" in this annual report.

None of the members of the Board have any financial, business, family or other material/relevant relationships with one another.

CORPORATE GOVERNANCE REPORT

BOARD MEETINGS AND DIRECTORS' ATTENDANCE RECORDS

During the Reporting Period, five board meetings, four Audit Committee meetings, one Compensation Committee meeting, one Nomination Committee Meeting, one Corporate Governance Committee meeting and two general meetings were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2025. A summary of the attendance record of the Directors either physically or via video or telephone conference at Board meetings, Board committee meetings and the general meetings are set out in the following table:

| | Number of meeting(s) attended/Number of meeting(s) held | | | | | | |
Directors	Annual General Meeting	Extraordinary General Meeting	Board	Audit Committee	Compensation Committee	Nomination Committee	Corporate Governance Committee
Mr. Zhou	1/1	1/1	5/5	–	1/1	1/1	–
Mr. Dahai Li[1]	1/1	1/1	5/5	–	–	–	–
Mr. Henry Dachuan Sha [2]	–	–	–	–	–	–	–
Mr. Zhaohui Li	1/1	1/1	5/5	–	–	–	–
Mr. Bing Yu	1/1	1/1	5/5	–	–	–	–
Mr. Hanhui Sam Sun	1/1	1/1	5/5	4/4	1/1	1/1	1/1
Ms. Hope Ni	1/1	1/1	5/5	4/4	1/1	1/1	1/1
Mr. Derek Chen	1/1	1/1	5/5	4/4	–	1/1	1/1

Notes:

(1)   Mr. Dahai Li was redesignated from an executive Director to a non-executive Director with effect from June 5, 2024.

(2)   Mr. Henry Dachuan Sha resigned as an executive Director due to work adjustment with effect from February 19, 2024. During the period from January 1, 2024 up to his resignation date, no Annual General Meeting, Extraordinary General Meeting or board meeting was held.

Apart from regular Board meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

The Board will meet at least four times a year involving active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

CORPORATE GOVERNANCE REPORT

INDEPENDENT NON-EXECUTIVE DIRECTORS

During the Reporting Period, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing one-third of the Board. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

During the Reporting Period, the Company did not receive any notification from any of the independent non-executive Directors about any subsequent change of circumstances which may affect his/her independence. The Company considers all independent non-executive Directors to be independent in accordance with the independence requirements set out in the Listing Rules during the Reporting Period. For the Reporting Period, the Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The non-executive Directors (including independent non-executive Directors) are appointed for a term of three years, subject to automatic renewal after the expiry of the then current term.

Code provision B.2.2 of part 2 of the CG Code stipulates that every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. Each of the Directors is appointed for a specific term of one year and subject always to re-election as and when required under the Code provision B.2.2 of the CG Code and the Articles of Association. Under the Articles of Association, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

The Articles of Association also provides that all Directors appointed to fill a casual vacancy or as an addition to the existing Board shall be subject to re-election by Shareholders at the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

CORPORATE GOVERNANCE REPORT

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is responsible for the leadership and control of the Company, directing and supervising the Company's affairs and acting in the best interests of the Company and its Shareholders.

The Board directly, and indirectly through its four committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

The Board reserves for its discretion on all major matters relating to policy matters, strategies and budgets, internal control and risk management (including ESG risks), material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company.

Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the chief executive officer and senior management. The delegated functions and responsibilities are periodically reviewed by the Board. Approval has to be obtained from the Board prior to any significant transactions entered into by the aforesaid officers.

Board Independence Evaluation

Code Provision B.1.4 of Part 2 of the CG Code stipulates that the Company should establish mechanism(s) to ensure that independent views and input are available to the Board. The Board has implemented various mechanisms to ensure that independent views are available to the Board, including: (1) having three independent non-executive Directors ("**INEDs**") representing at least one-third of the Board; (2) making independent professional advice available to Directors upon reasonable request under the terms of reference of each of committees of the Company; (3) requirement for each INED to provide written confirmation annually as to the factors affecting their independence provided under the Listing Rules; (4) in considering prospective INEDs candidates, the Nomination Committee assesses independence of the candidate(s) pursuant to the director nomination policy of the Company as well as with reference to relevant guidelines set out in the Listing Rules and other factors, including but not limited to his/her skills and experience, integrity and character, commitment, diversity and independence; (5) the Nomination Committee shall review the structure, size and composition of the Board regularly in relation to the Company's Board diversity policy and make proposals accordingly.

The Company will conduct a regular review of the implementation and effectiveness of the mechanism.

During the Reporting Period, the Board independence evaluations have been conducted with reference to the measures and procedures in the mechanism and the evaluation results were satisfactory.

CORPORATE GOVERNANCE REPORT

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

The Company attaches great importance to the training and continuous professional development of the Directors. Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/ her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules, relevant statutory requirements and the Company's business and governance policies.

During the Reporting Period, the Company also encouraged the Directors to actively participate in training sessions covered a wide range of relevant topics including corporate governance and regulatory updates, and dispatched relevant reading materials including compliance manual, legal and regulatory updates have been provided to the Directors for their reference and studying.

Throughout the Reporting Period and up to the Latest Practicable Date, the Directors have participated in continuous professional training as follows:

Directors	Type of Continuous Professional Development Training
Mr. Zhou	A&B
Mr. Dahai Li	A&B
Mr. Zhaohui Li	A&B
Mr. Bing Yu	A&B
Mr. Hanhui Sam Sun	A&B
Ms. Hope Ni	A&B
Mr. Derek Chen	A&B

Notes:

A.   Attending seminar(s), conference(s), forum(s) and/or training course(s).

B.   Reading materials provided by external parties or by the Company including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements.

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charters. The charters of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

During the Reporting Period, the Audit Committee held four meetings to review the quarterly financial results, interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditors and engagement of non-audit services and relevant scope of works and, connected transactions and arrangements for employees to raise concerns about possible improprieties.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, and has met with the independent Auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

CORPORATE GOVERNANCE REPORT

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to Director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Mr. Hanhui Sam Sun and Ms. Hope Ni, with Mr. Hanhui Sam Sun as the chairman of the Compensation Committee.

During the Reporting Period, the Compensation Committee met once to consider the relevant matters regarding the remuneration policy and other employee benefit plans; and the remuneration packages of the executive Directors and executive officers of the Company. No grant was made during the Reporting Period which requires review by the Compensation Committee pursuant to Rules 17.03F, 17.06B(7) and (8) of the Listing Rules.

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, pensions and performance bonus. Executive Directors shall receive awards to be granted under the Company's share incentive plans. Individual Directors and senior management have not been involved in deciding their own remuneration.

Pursuant to code provision E.1.5 of the CG Code, the annual remuneration (including share-based compensation) of the members of senior management, including those members of senior management who are also the executive Directors, by band for the year ended December 31, 2024 is set out below:

Annual Remuneration	Number of individuals
HK$0 to HK$20,000,000	4
Above HK$20,000,000	0

Further details of the remuneration for the Reporting Period are set out in Note 26 and 27 to the consolidated financial statements contained in this annual report.

CORPORATE GOVERNANCE REPORT

Nomination Committee

The Nomination Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code, Rule 8A.27 and Rule 8A.28 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Nomination Committee were, among other things, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and review the structure, size and composition of the Board as a whole and to recommend if necessary.

The Nomination Committee comprises one executive Director and three independent non-executive Directors, being Mr. Zhou, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Ms. Hope Ni being the chairwoman of the Nomination Committee.

During the Reporting Period, the Nomination Committee held a meeting to advise the Board with respect to the Board composition, procedures and committees, review the size of the Board and recommend to the Board any appropriate changes, and make recommendations to the Board as to determinations of director independence.

Corporate Governance Committee

The Corporate Governance Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Corporate Governance Committee were, among other things, to develop and recommend to the Board a set of corporate governance guidelines, in respect of its corporate governance functions, and to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and to oversee the environmental, social and governance matters relevant to the Company.

The Corporate Governance Committee comprises three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Mr. Derek Chen being the chairman of the Corporate Governance Committee.

CORPORATE GOVERNANCE REPORT

During the Reporting Period, the Corporate Governance Committee held a meeting. The following is a summary of work performed by the Corporate Governance Committee up to the Latest Practicable Date:

• Reviewed and monitored the management of conflicts of interests between the Group/the Shareholders on one hand and the WVR Beneficiary on the other and made relevant recommendations to the Board to ensure good corporate governance standards and to avoid such potential conflicts of interest.

• Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements and made recommendations to the Board.

• Reviewed the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

• Reviewed the remuneration, the terms of engagement of the Company's compliance advisor.

• Reviewed the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the weighted voting rights structure).

• Reviewed matters covered in Rule 8A.30 of the Listing Rules.

• Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

• Reviewed and monitored all risks related to the WVR Structure, including potential connected transactions between the Group/the Shareholders on one hand and the WVR Beneficiary on the other and made relevant recommendations to the Board in this regard.

• Reviewed written confirmation provided by the WVR Beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period.

• Developed, reviewed and monitored the code of conduct and compliance manual applicable to employees and Directors.

• Reported on the work of the Corporate Governance Committee on a half-yearly and annual basis covering all areas of its terms of reference.

In particular, the Corporate Governance Committee has confirmed to the Board that (i) the WVR Beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A. 17 and 8A.30(4)-(6) has occurred during the Reporting Period; (iii) the WVR Beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period; (iv) and it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole.

CORPORATE GOVERNANCE REPORT

DIRECTOR NOMINATION POLICY AND PROCEDURES

The Company has adopted a Director nomination policy which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Director nomination policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. According to the director nomination policy, the Nomination Committee shall (i) identify and, if appropriate, interview individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated by the shareholders of the Company or others for directorships; (ii) review the background and qualifications of individuals being considered as director candidates; provided that among the qualifications considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest, and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board; (iii) recommend to the Board the director nominees for election by the shareholders of the Company or appointment by the Board, as the case may be, pursuant to the then effective memorandum and articles of association of the Company, which recommendations shall be consistent with the criteria for selecting directors established by the Board from time to time; and (iv) review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including, but not limited to, an employment change, and to recommend whether or not the director should be re-nominated.

BOARD DIVERSITY POLICY

Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the Board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nomination Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the Board diversity policy, the Nomination Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

As of the date of this annual report, the Company had a total of seven Directors. There is a diverse mix of gender, educational background and professional experience. The Nomination Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

CORPORATE GOVERNANCE REPORT

GENDER DIVERSITY

The Company values gender diversity across all levels of the Group. The Board currently consists of one female and six male Directors and thus has achieved gender diversity in respect of the Board. The Company targets to maintain at least the current level of female representation in its Board and will take opportunities to increase the proportion of female members on the Board when appropriate. In addition, the Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior management level so that there will be a pipeline of female senior management and potential successors to the Board in due course.

As of December 31, 2024, we had a total of 1,887 full-time employees, of which 878 were male and 1,009 were female. The gender ratio in the workforce (including senior management) was approximately 46.5% males to 53.5% females and thus we have achieved gender diversity in the workforce. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Details on the gender ratio of the Group together with relevant data can be found in the Environmental, Social and Governance Report to be published on the same day as this annual report.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management (including ESG risks) and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board evaluates and determines the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishes and maintains appropriate and effective risk management and internal control systems. The Company has established the Audit Committee to assists the Board in monitoring the implementation of the risk management policies across the Company on an ongoing basis to ensure that the internal control system is effective in identifying, managing, and mitigating risks involved in the business operations.

In addition to the Audit Committee, the Company also maintain an internal audit department for reviewing the effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members hold regular meetings to discuss any internal control issues that the Company faces and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the Audit Committee to ensure that any major issues identified thus are reported to the Audit Committee on a timely basis. The Audit Committee then discusses the issues and reports to the Board if necessary.

During the Reporting Period, the effectiveness of risk management and internal control systems were reviewed frequently on annual basis. There were no material outstanding issues relating to the risk management and internal control of the Company, and the Board, supported by the Audit Committee and the management, reviewed the management reports and the internal audit reports, and is of the view that such systems are adequate and effective.

CORPORATE GOVERNANCE REPORT

Risk Management

The Company has adopted and implemented comprehensive risk management policies in various aspects of the business operations such as financial reporting, information system, internal control, human resources, and investment management.

- **Financial Reporting Risk Management**: The Company has in place a set of accounting policies in connection with the financial reporting risk management, such as financial report management policies, treasury management policies, and reimbursement management policies. The Company has various procedures in place to implement accounting policies, and the financial department reviews the management accounts based on such procedures.

- **Information System Risk Management**: The Company has implemented relevant internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided. During the Reporting Period and up to the Latest Practicable Date, the Company did not experience any material information leakage or loss of user data. The Company has provided regular trainings to our information technology team and discussed any issues or necessary updates.

- **Human Resources Risk Management**: The Company has provided regular and specialized training tailored to the needs of its employees in different departments. Through these trainings, the Company ensure that the staff's skill sets remain up-to-date and enable them to discover and meet its customers' needs. The Company has in place an employee handbook approved by the management and distributed to all the employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

Internal Control

The Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of the quality management system. The Company has engaged an internal control consultant to review the effectiveness of our internal controls associated with its business processes, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The internal control review covered areas such as entity-level controls, revenue and receivables, procurement to pay, treasury management, human resources, financial reporting, tax management, information technology, cost/expense management, continuing connected transactions, etc.

CORPORATE GOVERNANCE REPORT

To identify and remove the inappropriate or illegal content and advertisements that may be posted in Zhihu community, the Company has also taken internal control measures, including a community management team dedicated to identifying such content and advertisements and preventing them from being uploaded and AI-powered proprietary systems such as content filtering system and monitoring and anti-spamming systems. The algorithm-driven system leverages our years of experience in content operations and insights on users and content to identify inappropriate or illegal content based on various factors, including unfriendly or biased expression or irregular user activities implied through key words, underlying meanings, and context. Such identified content may be automatically deleted, blocked for viewing, or sent to our community management team for further review. Users that constantly post inappropriate or illegal content and advertisements may be banned to post any content on Zhihu for up to 15 days or, in severe circumstances, may have their accounts completely blocked. Users may report any inappropriate or illegal content and advertisements found on Zhihu through the mobile app. The Company has a dedicated community management team that reviews and handles such complaints. In addition, where advertisers are required to obtain government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, the Company takes steps to check or verify that the advertisers have fulfilled the requisite government requirements.

Whistleblowing and Anti-Corruption Policies

The Company strictly complies with the policies and regulations to prevent corruption, and encourages employees to report corruption, bribery, fraud, and unethical behaviors. The Company will also include anti-corruption policy advocacy in daily staff training.

A whistleblowing policy is in place to create a system for the employees and business partners to raise concerns, in confidence and anonymity, to the Audit Committee and the Board about possible improprieties relating to the Group. The identity of the whistleblower will be treated with the strictest confidence. The Company has also established an anti-corruption policy and system to promote and support anti-corruption laws and regulations. The anti-corruption policy sets out the basic standard of conduct which applies to all directors and employees of the Company. It also provides guidance on accepting advantages and handling conflicts of interest.

Policy and Procedures for Handling and Dissemination of Inside Information

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the relevant policy relating to inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

CORPORATE GOVERNANCE REPORT

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the Reporting Period.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the independent Auditor of the Company about the directors' reporting responsibilities on the consolidated financial statements is set out in the Independent Auditor's Report on pages 84 to 91 in this annual report.

AUDITOR'S REMUNERATION

The remuneration for the audit services and all other services provided by the Auditor to the Company for the year ended December 31, 2024 was approximately as follows:

Service Category	Amount
	(RMB in thousand)
Audit and Non-audit Services	
– Audit Fees	11,500
– All Other Fees	740
Total	12,240

Notes:

(1)   "Audit fees" represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information.

(2)   "All other fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under "Audit fees."

CORPORATE GOVERNANCE REPORT

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary (together with Mr. Peng Qi, who resigned on November 1, 2022) with effect from December 15, 2021 and has become the company secretary of the Company since November 1, 2022. Ms. Lau has over 20 years of experience in the corporate secretarial field and is a director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau possesses the professional qualifications as stipulated in Rule 3.28 of the Listing Rules.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters. Mr. Han Wang, the chief financial officer of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Yee Wa Lau on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, Ms. Lau has taken not less than 15 hours of relevant professional trainings in compliance with Rule 3.29 of the Listing Rules.

COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company communicates with the Shareholders and/or potential investors mainly in the following ways: (i) the holding of annual general meeting and extraordinary general meetings, if any, which may be convened for specific purposes which provide opportunities for the Shareholders to communicate directly to the Board; (ii) the publication of announcements, annual reports, interim reports and/or circulars as required under the Listing Rules and press release providing updated information of the Group; (iii) the availability of latest information of the Group on the Company's website at https://ir.zhihu.com/; (iv) the holding of press conference(s) from time to time; and (v) meeting with investors and analysts on a regular basis and participate investor road show and sector conference.

The Board believes that the Shareholders' communication policy of the Company was well implemented and effective during the Reporting Period.

CORPORATE GOVERNANCE REPORT

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS

Pursuant to the Articles of Association, the Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders' requisition forthwith proceed to convene an extraordinary general meeting of the Company. Extraordinary general meetings shall also be convened on the requisition of one or more shareholder(s) holding not less than one-tenth of the paid up capital of the Company which carry the right of voting at general meetings of the Company that, as at the date of deposit of the requisition carry the right of voting at general meetings, and such shareholder(s) may also add resolutions to the agenda of any general meeting of the Company. Any such requisition shall express the object of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists, and shall be deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

An extraordinary general meeting shall be called by not less than 14 days' notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is agreed by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

There is no provision allowing the Shareholders to propose new resolutions at general meetings under the Companies Act (As Revised) of the Cayman Islands or the Articles of Association. Shareholders who wish to propose a resolution may request the Company to convene a general meeting following the procedures set out in the preceding paragraph.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries as mentioned above to the following:

Address: No. 18 Xueqing Road, Haidian District, Beijing, the People's Republic of China
Email: ir@zhihu.com

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy of the Company (the "**Shareholders' Communication Policy**"). The policy aims to set out the provisions with the objective of ensuring that the Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are provided with ready, equal and timely access to material information about the Company, in order to enable Shareholders to exercise their rights in an informed manner, and to allow Shareholders and the investment community to engage actively with the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

The Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a) *Shareholders' enquiries*

Shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, via Online Feedback, a web-based enquiry form (https://www.computershare.com/hk/en/online_feedback) or calling its hotline at +852 2862 8555, or going in person to its public counter at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

CORPORATE GOVERNANCE REPORT

(b)   *Corporate Communication*

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the Auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) the quarterly report; (d) a notice of meeting; (e) a listing document; (f) a circular; and (g) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules. Shareholders and non-registered holders of the Company's securities shall have the right to choose the language (either English or Chinese) or means of receipt of the Corporate Communication (in printed form or through electronic means).

(c)   *Corporate Website*

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (https://ir.zhihu.com). Other corporate information about the Company's business developments, goals and strategies, corporate governance and risk management will also be available on the Company's website. All announcements and Corporate Communications shall be maintained on the Company's website for at least five years from the date of publication.

(d)   *Shareholders' Meetings*

Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Appropriate arrangements for the annual general meetings shall be in place to encourage and facilitate Shareholders' participation. The process of the Company's general meeting will be monitored and reviewed on a regular basis, and, if necessary, changes will be made to ensure that Shareholders' needs are best served. Board members, in particular, the chairman of the Board, the chairman of Board Committees or their delegates and external auditor should attend annual general meetings to answer Shareholders' questions.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

There was no significant change in the memorandum and Articles of Association of the Company during the Reporting Period.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[5]	Long position/ Short position
Mr. Zhou	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	21,407,800 Class A Ordinary Shares[1]	8.68%	Long position
	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	15,446,778 Class B Ordinary Shares[1]	100%	Long position
Mr. Dahai Li	Interest in controlled corporations	1,673,042 Class A Ordinary Shares[2]	0.68%	Long position
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.04%	Long position
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.004%	Long position
Mr. Hanhui Sam Sun	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.004%	Long position
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.004%	Long position

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested the Shares held by MO Holding Ltd.

(2)   Represents 1,673,042 Shares held by Ocean Alpha Investment Limited, which was held by a trust that was established by Mr. Dahai Li for the benefit of him and his family.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company. As at December 31, 2024, 75%, 75% and 50% of the relevant restricted shares have become vested to Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, respectively.

(5)   The calculation is based on the total number of 246,505,157 Class A Ordinary Shares and 15,446,778 Class B Ordinary Shares in issue as of December 31, 2024.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2024, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2024, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[4]	Long position/ Short position
Class A Ordinary Shares				
Huang River Investment Limited[1]	Beneficial interest	27,448,933	11.14%	Long position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	4.31%	Long position
Tencent[1]	Interest in controlled corporations	38,066,599	15.44%	Long position
Cosmic Blue Investments Limited[2]	Beneficial interest	19,975,733	8.10%	Long position
Kuaishou Technology[2]	Interest in controlled corporations	19,975,733	8.10%	Long position
Reach Best Developments Limited[2]	Interest in controlled corporations	19,975,733	8.10%	Long position
Sun Loft Investments Limited[2]	Interest in controlled corporations	19,975,733	8.10%	Long position
Vistra Trust (Singapore) Pte. Limited[2]	Trustee	19,975,733	8.10%	Long position
Su Hua[2]	Founder of a discretionary trust	19,975,733	8.10%	Long position
MO Holding Ltd[3]	Beneficial interest	21,407,800	8.68%	Long position
AI Knowledge LLC	Beneficial interest	17,865,410	7.25%	Long position
Class B Ordinary Shares				
MO Holding Ltd[3]	Beneficial interest	15,446,778	100%	Long position

OTHER INFORMATION

Notes:

(1)   Huang River Investment Limited a company incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited, a company incorporated in Hong Kong are subsidiaries of Tencent (HKEX stock code: 700).

(2)   Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX stock code: 1024). Reach Best Developments Limited, a company incorporated in the British Virgin Islands, holds 37.62% of Kuaishou Technology and is in turn wholly-owned by Sun Loft Investments Limited, a company incorporated in the British Virgin Islands and wholly-owned by Vistra Trust (Singapore) Pte. Limited. Vistra Trust (Singapore) Pte. Limited is the trustee for a trust established for the benefit of Su Hua and his family.

(3)   MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(4)   The calculation is based on the total number of 246,505,157 Class A Ordinary Shares and 15,446,778 Class B Ordinary Shares in issue as of December 31, 2024.

(5)   Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the Stock Exchange unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the Stock Exchange.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2024, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

OTHER INFORMATION

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan was adopted prior to the Listing, and expired before the amendments on Chapter 17 of the Listing Rules effective on January 1, 2023. No grants were made after the expiration of the 2012 Plan.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

Maximum number of Shares. The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

Exercise price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

Duration. The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

OTHER INFORMATION

Outstanding Awards. As of December 31, 2024, the outstanding Options and Restricted Shares are held by 122 and 189 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan during the Reporting Period. Saved as disclosed in this annual report, none of the grantees is a Director, member of the senior management or connected person of the Company. As of December 31, 2024, 4,140 outstanding Restricted Shares were granted to five highest paid individuals under the 2012 Plan.

Type of Awards	No. of Grantees	Dates of grant	Vesting Period	Outstanding as at January 1, 2024[1]	**Number of Awards** Granted during the Reporting Period	Cancelled/ Lapsed during the Reporting Period	Exercised/ Vested during the Reporting Period	Outstanding as at December 31, 2024	Exercise/ purchase price (US$)
Options	122 grantees in aggregate	August 14, 2015 to July 2, 2021	3-4 years	2,090,456	–	969,993	2,866	1,117,597	0.01-7.51
Restricted Shares	189 grantees in aggregate	July 2, 2021 to May 6, 2022	4 years	1,151,618	–	312,014	782,517	57,087	0.000125-0.01

Note:

(1)   All the grantees are employees of the Group.

OTHER INFORMATION

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022, which complies with the then effective Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Participants. We may grant awards to directors, consultants, and employees of our company.

Scheme limit. The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Award in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Award in the form of restricted share units (the "**Restricted Share Unit Grant Limit**"). The numbers of Shares underlying options and restricted share units available for grant under the 2022 Plan were 13,042,731 and 15,294,830 respectively on January 1, 2024, and were 13,042,731 and 11,239,104 respectively on December 31, 2024.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Price. The plan administrator determines the exercise price for each option and the purchase price for each restricted share unit, which is stated in the relevant award agreement. The exercise price shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant. No cash consideration is payable on application or acceptance of the Award.

Vest and Exercise. The plan administrator shall determine the time or times at which an option maybe exercised in whole or in part, provided that the term of any option granted under the 2022 Plan shall not exceed ten years, except as otherwise provided under the 2022 Plan, whereas any option granted but not exercised by the end of its term will automatically lapse and be cancelled. For the restricted share units granted under the 2022 Plan, the plan administrator shall determine the date or dates on which the restricted share units shall become fully vested and nonforfeitable, the vesting conditions, and other terms and condition.

Duration. Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. The remaining life of the 2022 Plan is approximately seven years as of the Latest Practicable Date.

OTHER INFORMATION

Outstanding Award. As of December 31, 2024, the outstanding Restricted Shares are held by 320 grantees under the 2022 Plan. The below table shows the details of movements of the Award granted under the 2022 Plan from December 31, 2023 to December 31, 2024. As of December 31, 2024, 5,417,500 outstanding Restricted Shares were granted to five highest paid individuals under the 2022 Plan.

Type of awards	Dates of grant	Vesting Period	Purchase price	Outstanding as at January 1, 2024	Granted during the Reporting Period	Number of Awards Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at December 31, 2024	Closing price of Class A Ordinary Shares immediately before the dates of grant	Weighted average closing price of the Class A Ordinary Shares immediately before the dates of vest	Fair value of awards at the dates of grant (US$ in thousands)[1]
Employees												
Restricted Shares	July 2, 2022 to December 1, 2022	0-48 months	US$0.01	3,970,312	–	999,042	–	1,543,393	1,427,877	–	US$1.96 per share	N/A
Restricted Shares	January 10, 2023	0-48 months	US$0.01	2,197,269	–	206,325	–	1,693,224	297,720	–	US$2.00 per share	N/A
Restricted Shares	April 28, 2023	0-48 months	US$0.01	1,224,875	–	284,717	–	410,023	530,135	–	US$1.39 per share	N/A
Restricted Shares	July 5, 2023	0-48 months	US$0.01	1,144,033	–	219,418	–	490,974	433,641	–	US$1.28 per share	N/A
Restricted Shares	October 27, 2023	0-48 months	US$0.01	2,430,400	–	578,575	–	531,076	1,320,749	–	US$1.30 per share	N/A
Restricted Shares	December 21, 2023	0-48 months	US$0.01	1,701,490	–	425,371	–	372,001	904,118	–	US$1.48 per share	N/A
Restricted Shares	January 18, 2024	0-48 months	US$0.01	–	3,098,900[2]	2,500	–	315,001	2,781,399	US$1.58 per share	US$0.91 per share	5,051
Restricted Shares	February 19, 2024	12 to 48 months	US$0.01	–	2,500,000[2]	–	–	–	2,500,000	US$1.54 per share	NA	3,850
Restricted Shares	April 15, 2024	6-48 months	US$0.01	–	2,148,700[2]	–	–	101,600	2,047,100	US$1.40 per share	NA	2,858
Restricted Shares	July 12, 2024	0-48 months	US$0.01	–	1,883,691[2]	5,775	–	985,078	892,838	US$1.10 per share	US$1.10 per share	1,921
Restricted Shares	October 18, 2024	12 to 48 months	US$0.01	–	948,507[2]	–	–	81,702	866,805	US$1.15 per share	NA	1,148

OTHER INFORMATION

Type of awards	Dates of grant	Vesting Period	Purchase price	Outstanding as at January 1, 2024	Granted during the Reporting Period	Number of Awards Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at December 31, 2024	Closing price of Class A Ordinary Shares immediately before the dates of grant	Weighted average closing price of the Class A Ordinary Shares immediately before the dates of vest	Fair value of awards at the dates of grant (US$ in thousands)[1]
Five highest paid individuals during the Reporting Period in aggregate[3]												
Restricted Shares	August 31, 2022	0-48 months	US$0.01	300,000	–	100,000	–	–	200,000	US$2.62 per share	US$1.87 per share	1,028
Restricted Shares	December 21, 2023	0-48 months	US$0.01	490,000	–	122,500	–	–	367,500	US$1.84 per share	US$1.57 per share	942
Restricted Shares	January 18, 2024	12 to 48 months	US$0.01	–	1,000,000	–	–	50,000	950,000	US$1.58 per share	NA	1,630
Restricted Shares	February 19, 2024	12 to 48 months	US$0.01	–	2,500,000	–	–	–	2,500,000	US$1.54 per share	NA	3,850
Restricted Shares	April 15, 2024	12 to 48 months	US$0.01	–	1,400,000	–	–	–	1,400,000	US$1.40 per share	NA	1,862

Notes:

(1)   The fair values of the awards were calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and by reference to the market price of the Company's Shares at the respective grant date. Please see Notes 2 and 16 to the Consolidated Financial Statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value.

(2)   To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, none of these grantees is (i) a Director, a chief executive, a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares in any 12-month period up to and including the grant date.

As permitted under the 2022 Plan, the awards to such employees have a mixed vesting schedule with a total vesting period over 12 months with certain awards to be vested within 12 months of the grant date.

The vesting of the awards to the grantees is subject to the achievement of performance targets. The Company has in place a standardize performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. In the event of a non-satisfactory rating in the annual performance review, the portion of awards to become vested in such year to the grantee shall be void and forfeited.

(3)   The following grants of awards to the five highest paid individuals during the Reporting Period in aggregate are also included in the above grants to Employees.

OTHER INFORMATION

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the Stock Exchange or on the New York Stock Exchange at the cost of the Company and will be held by Kastle Limited as the Trustee on trust for participants under the 2022 Plan before vesting.

The numbers of Shares that may be issued in respect of the Award granted under the 2022 plan during the Reporting Period divided by the weighted average number of Class A Ordinary Shares in issue (excluding any treasury Shares) for the Reporting Period is 3.85%. The total number of shares available for issue under the 2022 Plan as at the Latest Practicable Date is 21,213,292 , representing 8.0% of the issued share capital (excluding any treasury Shares) as at the Latest Practicable Date.

The Company confirms that no adjustments would be required to be made in relation to any options or share awards granted under the 2012 Plan and the 2022 Plan in terms of exercise price, purchase price or number of shares to be issued (as the case may be) as a result of the ADS Ratio Change.

USE OF PROCEEDS FROM ISSUE FOR CASH OF EQUITY SECURITIES

During the Reporting Period, the Company did not make any issue for cash of equity securities.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this annual report, there was no significant event that might affect the Group after December 31, 2024, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial results of the Group for the Reporting Period were approved and authorised for issue by the Board on April 15, 2025.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of Zhihu Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 92 to 167, comprise:

- the consolidated balance sheet as at December 31, 2024;

- the consolidated statement of operations and comprehensive loss for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

• Allowance for credit losses on trade receivables

• Goodwill impairment assessment

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowance for expected credit losses on trade receivables	Our procedures in relation to the expected credit losses included:
Refer to notes 2(j) and 4 to the consolidated financial statements.	• We obtained an understanding of management's internal control related to the estimation of the allowance for expected credit losses on trade receivables, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
As of December 31, 2024, the balance of gross trade receivables was RMB568.2 million, against which an allowance for expected credit losses of RMB147.5 million was made.	
The allowance for expected credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these trade receivables. Management applied significant judgments in the determination of models and the application of significant assumptions, including portfolio groups of trade receivables, and estimated credit loss rates.	• We evaluated and tested the control over the estimation of the allowance for expected credit losses on trade receivables;
	• We evaluated the outcome of the prior period assessment of the provision for loss allowance on trade receivables to assess the effectiveness of management's estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
There were significant judgments by management when developing the current expected credit losses to be incurred over the expected life of these trade receivables, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management's significant judgments and assumptions.	• We assessed the assumptions and judgments made by management with the assistance of our internal specialist by (i) assessing the appropriateness of the model and methodology used, (ii) assessing the reasonableness of portfolio groups of the trade receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups, and (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions; and • We tested the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and tested the mathematical accuracy of the calculation of the current expected credit losses. Based on the above procedures performed, we found that the significant judgments and assumptions made by management in estimating the allowance for credit losses on trade receivables were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill impairment assessment	Our procedures in relation to the goodwill impairment assessment included:
Refer to note 2(m) to the consolidated financial statements.	• We obtained an understanding of management's internal control relating to goodwill impairment assessment, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
As of December 31, 2024, the Company has a single reporting unit and the goodwill balance was RMB126.3 million. Management conducts an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired.	• We evaluated and tested controls relating to management's goodwill impairment assessment, including controls over the valuation of the reporting unit;
The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. The management performed the annual goodwill impairment test as of December 31, 2024. Management determined the estimated fair value of the reporting unit exceeded its carrying value and that goodwill was not impaired as of December 31, 2024. The Company's reporting unit estimated fair value was determined by management using the income approach. Management's estimate of fair value for the reporting unit included significant judgments and assumptions relating to revenue growth rates, profit margins and the discount rate.	• We assessed the competence, capability and objectivity of the external valuation expert engaged by management;
	• We evaluated the appropriateness of the income approach used by management;
	• We evaluated the completeness and accuracy of underlying data used in the income approach, and tested the mathematical accuracy of the calculation of fair value of the reporting unit in the valuation model;
	• We evaluated the reasonableness of significant assumptions used by management related to revenue growth rates and profit margins, considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
There were significant judgments by management when developing the fair value estimate of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management's significant judgments and assumptions.	• Our internal valuation expert with specialized skills and knowledge was used to assist in evaluating (i) the appropriateness of the valuation model and (ii) the reasonableness of the discount rate assumption.
	Based on the above procedures performed, we considered that the significant judgments and assumptions made by management in performing the goodwill impairment assessment were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Wong Ka On.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 15, 2025

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024	As of December 31, 2023
		RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(g)	**3,999,160**	2,106,639
Term deposits	2(h)	**320,088**	1,586,469
Short-term investments	6	**538,816**	1,769,822
Restricted cash		**900**	–
Trade receivables	4	**420,636**	664,615
Amounts due from related parties	21	**41,588**	18,319
Prepayments and other current assets	5	**163,446**	232,016
Total current assets		**5,484,634**	6,377,880
Non-current assets:			
Property and equipment, net	7	**8,490**	10,849
Intangible assets, net	8	**54,534**	122,645
Goodwill	9	**126,344**	191,077
Long-term investments, net	2(o)	**51,176**	44,621
Right-of-use assets	10	**7,151**	40,211
Other non-current assets		**623**	7,989
Total non-current assets		**248,318**	417,392
Total assets		**5,732,952**	6,795,272
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB448,836 and RMB568,411 as of December 31, 2024 and 2023, respectively)			
Accounts payable and accrued liabilities	12	**835,688**	1,038,531
Salary and welfare payables	2(w)	**275,260**	342,125
Taxes payable	11	**22,081**	21,394
Contract liabilities	14	**235,539**	303,574
Amounts due to related parties	21	**6,825**	26,032
Short-term lease liabilities	10	**17,308**	42,089
Other current liabilities	13	**131,955**	171,743
Total current liabilities		**1,524,656**	1,945,488

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	
	Note	**2024**	2023
		RMB	*RMB*
Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB8,637 and RMB109,290 as of December 31, 2024 and 2023, respectively)			
Long-term lease liabilities	10	**1,823**	3,642
Deferred tax liabilities		**6,830**	22,574
Other non-current liabilities		**3,957**	121,958
Total non-current liabilities		**12,610**	148,174
Total liabilities		**1,537,266**	2,093,662
Commitments and contingencies	19		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2024 and 2023, respectively; 246,496,859 and 287,355,642 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	15	**191**	227
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2024 and 2023, respectively;15,446,778 and 18,145,605 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	15	**12**	14
Treasury stock	18	**(112,057)**	(161,637)
Additional paid-in capital		**13,113,010**	13,487,371
Statutory reserves	2(aa)	**435**	2,680
Accumulated other comprehensive income/(loss)		**12,383**	(20,551)
Accumulated deficit		**(8,877,851)**	(8,708,294)
Total Zhihu Inc.'s shareholders' equity		**4,136,123**	4,599,810
Noncontrolling interests		**59,563**	101,800
Total shareholders' equity		**4,195,686**	4,701,610
Total liabilities and shareholders' equity		**5,732,952**	6,795,272

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31,	
		2024	2023
		RMB	RMB
Revenues (including transactions with related parties of RMB30,830 and RMB35,147 for the years ended December 31, 2024 and 2023, respectively)	22	**3,598,905**	4,198,889
Cost of revenues (including transactions with related parties of RMB29,332 and RMB37,074 for the years ended December 31, 2024 and 2023, respectively)	2(r)	**(1,418,076)**	(1,903,041)
Gross profit		**2,180,829**	2,295,848
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB57,339 and RMB2,585 for the years ended December 31, 2024 and 2023, respectively)	2(s)	**(1,599,186)**	(2,048,090)
Research and development expenses (including transactions with related parties of RMB1,167 and nil for the years ended December 31, 2024 and 2023, respectively)	2(u)	**(732,553)**	(901,452)
General and administrative expenses (including transactions with related parties of RMB3,792 and nil for the years ended December 31, 2024 and 2023, respectively)	2(t)	**(330,173)**	(418,531)
Total operating expenses		**(2,661,912)**	(3,368,073)
Loss from operations		**(481,083)**	(1,072,225)
Other income/(expenses):			
Investment income		**65,441**	41,695
Interest income		**114,964**	158,671
Fair value change of financial instruments		**78,405**	(5,170)
Exchange gains		**1,013**	97
Others, net		**42,902**	49,236
Loss before income tax		**(178,358)**	(827,696)
Income tax benefits/(expenses)	11(b)	**9,391**	(11,832)
Net loss		**(168,967)**	(839,528)
Net income attributable to noncontrolling interests		**(2,835)**	(4,113)
Net loss attributable to Zhihu Inc.'s shareholders		**(171,802)**	(843,641)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2024 RMB	2023 RMB
Net loss		**(168,967)**	(839,528)
Other comprehensive income:			
Foreign currency translation adjustments		**32,964**	45,257
Total other comprehensive income		**32,964**	45,257
Total comprehensive loss		**(136,003)**	(794,271)
Comprehensive income attributable to noncontrolling interests		**(2,865)**	(4,113)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(138,868)**	(798,384)
Net loss per share, basic and diluted	17	**(0.63)**	(2.82)
Weighted average number of ordinary shares, basic and diluted	17	**273,560,865**	299,132,894
Share-based compensation expenses included in:			
Cost of revenues	16	**3,949**	9,751
Selling and marketing expenses	16	**(1,975)**	13,882
Research and development expenses	16	**7,916**	49,847
General and administrative expenses	16	**49,372**	91,176

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares Shares	Class A ordinary shares Amount RMB	Class B ordinary shares Shares	Class B ordinary shares Amount RMB	Treasury stock Shares	Treasury stock Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive (loss)/income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance as of December 31, 2023		280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610
Net loss		–	–	–	–	–	–	–	–	–	(171,802)	2,835	(168,967)
Share-based compensation expenses	16	–	–	–	–	–	–	45,013	–	–	–	14,249	59,262
Acquisition of a subsidiary with noncontrolling interests		–	–	–	–	–	–	33,724	–	–	–	(33,724)	–
Disposal of a subsidiary		–	–	–	–	–	–	–	(2,245)	–	2,245	(25,827)	(25,827)
Capital contribution from noncontrolling interests		–	–	–	–	–	–	–	–	–	–	200	200
Foreign currency translation adjustments		–	–	–	–	–	–	–	–	32,934	–	30	32,964
Repurchase of shares	18	–	–	–	–	(43,648,259)	(400,707)	–	–	–	–	–	(400,707)
Cancellation of shares	18	(45,767,659)	(41)	–	–	45,767,659	432,446	(436,404)	–	–	–	–	(3,999)
Exercise of share options and restricted shares		2,833,975	3	–	–	1,194,705	17,841	(16,694)	–	–	–	–	1,150
Conversion of ordinary shares		2,698,827	2	(2,698,827)	(2)	–	–	–	–	–	–	–	–
Balance as of December 31, 2024		240,112,448	191	15,446,778	12	(9,951,487)	(112,057)	13,113,010	435	12,383	(8,877,851)	59,563	4,195,686

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares Shares	Amount RMB	Class B ordinary shares Shares	Amount RMB	Treasury stock Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive (loss)/income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance as of December 31, 2022		**288,149,510**	**234**	**18,940,652**	**15**	**(2,166,087)**	**(33,814)**	**113,615,042**	**—**	**(65,808)**	**(7,861,973)**	**40,572**	**5,694,268**
Net loss		–	–	–	–	–	–	–	–	–	(843,641)	4,113	(839,528)
Share-based compensation expenses	16	–	–	–	–	–	–	115,358	–	–	–	49,298	164,656
Acquisition of a subsidiary		–	–	–	–	–	–	–	–	–	–	7,327	7,327
Capital contribution from noncontrolling interests		–	–	–	–	–	–	–	–	–	–	490	490
Foreign currency translation adjustments		–	–	–	–	–	–	–	–	45,257	–	–	45,257
Repurchase of shares	18	–	–	–	–	(24,582,185)	(369,569)	–	–	–	–	–	(369,569)
Cancellation of shares	18	(13,482,680)	(12)	–	–	13,482,680	241,746	(248,108)	–	–	–	–	(6,374)
Exercise of share options and restricted shares		4,885,428	4	–	–	–	–	5,079	–	–	–	–	5,083
Conversion of ordinary shares		795,047	1	(795,047)	(1)	–	–	–	–	–	–	–	–
Appropriations to statutory reserves		–	–	–	–	–	–	–	2,680	–	(2,680)	–	–
Balance as of December 31, 2023		**280,347,305**	**227**	**18,145,605**	**14**	**(13,265,592)**	**(161,637)**	**13,487,371**	**2,680**	**(20,551)**	**(8,708,294)**	**101,800**	**4,701,610**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2024 RMB	2023 RMB
Cash flows from operating activities:			
Net loss		**(168,967)**	(839,528)
Depreciation of property and equipment and amortization of intangible assets	7,8	**21,948**	24,892
Share-based compensation expenses	16	**59,262**	164,656
Accrued investment income of short-term investments		**(58,321)**	(37,514)
Deferred income tax		**(3,025)**	(3,806)
Provision of allowance for expected credit loss		**36,734**	29,916
(Gain)/Loss on disposal of property and equipment		**(6)**	402
Gain on disposal of a subsidiary		**(4,928)**	—
Fair value change of financial instruments		**(78,405)**	5,170
Changes in operating assets and liabilities:			
Trade receivables		**208,244**	64,411
Prepayments and other current assets		**63,278**	(41,724)
Right-of-use assets		**33,060**	59,908
Other non-current assets		**66**	13,061
Accounts payable and accrued liabilities		**(183,369)**	220,243
Contract liabilities		**(59,529)**	(87,060)
Amounts due from/to related parties		**(45,102)**	7,442
Taxes payable		**955**	(4,692)
Salary and welfare payables		**(65,400)**	56,869
Other current liabilities		**(10,080)**	2,653
Lease liabilities		**(26,600)**	(50,826)
Net cash used in operating activities		**(280,185)**	(415,527)
Cash flows from investing activities:			
Cash paid for long-term investments		**(21,176)**	(30,000)
Purchases of short-term investments		**(9,114,732)**	(7,533,252)
Proceeds of maturities of short-term investments		**10,409,987**	6,584,256
Purchases of term deposits		**(673,373)**	(2,677,594)
Proceeds from withdrawal of term deposits		**1,952,455**	2,047,915
Purchase of intangible assets		**—**	(381)
Purchases of property and equipment		**(2,731)**	(8,489)
Proceeds from/(Payment for) disposal of property and equipment		**27**	(5)
Acquisition of subsidiaries, net of cash acquired		**—**	(63,590)
Proceeds from disposal of a subsidiary, net of cash disposed		**12,160**	—
Net cash provided by/(used in) investing activities		**2,562,617**	(1,681,140)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2024 RMB	2023 RMB
Cash flows from financing activities:			
Capital contribution from non-controlling interests shareholder		200	—
Proceeds from short-term borrowings		51,774	—
Repayment of short-term borrowings		(51,774)	—
Acquisition of a subsidiary with noncontrolling interests		(4,513)	—
Proceeds received from employees in relation to share options		1,158	4,513
Payments for repurchase of shares	18	(400,707)	(369,569)
Net cash used in financing activities		(403,862)	(365,056)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		14,851	42,510
Net increase/(decrease) in cash, cash equivalents and restricted cash		1,893,421	(2,419,213)
Cash and cash equivalents at beginning of the year		2,106,639	4,525,852
Cash, cash equivalents and restricted cash at end of the year		4,000,060	2,106,639
Supplemental disclosures of cash flows information:			
Cash paid for income taxes, net of tax refund		1,783	11,143
Supplemental schedule of non-cash investing and financing activities:			
Unpaid consideration for acquisition (including contingent consideration)		—	78,362
Unpaid consideration for long-term investments		—	14,621

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES

(a)   Principal activities

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX").

As of December 31, 2024, the Company's major subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities and place of operation
Major Subsidiaries				
Zhihu Technology (HK) Limited	Hong Kong, June 17, 2011	US$1,218,144,100	100%	Investment holding in Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, January 18, 2012	US$1,066,916,517	100%	Technology, business support and consulting service in the PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC, January 22, 2018	US$100,000,000	100%	Information and marketing service in the PRC
Shanghai Zhishi Technology Co., Ltd.	PRC, September 7,2021	–	55%	Technology and consulting service in the PRC
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC,May 27, 2016	RMB500,000	100%	Technology, business support in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(a)   Principal activities (continued)

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities and place of operation
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, September 21, 2017	RMB100,000	100%	Information transmission, software and information technology service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, July 18, 2023	–	100%	Technology and consulting service in the PRC
VIEs				
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, June 8, 2011	RMB20,000,000	99%	Internet service in the PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, July 10, 2021	–	55%	Vocational training in the PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC, July 19, 2023	–	100%	Information and consulting service in the PRC
VIEs' subsidiaries				
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, November 8, 2017	RMB10,000,000	99%	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, February 21, 2023	–	100%	Internet service in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries

The Company, through Zhizhe Sihai (Beijing) Technology Co., Ltd. ("Zhizhe Sihai"), Shanghai Zhishi Technology Co., Ltd. and Wuhan Bofeng Technology Co., Ltd. ("WFOEs"), entered into the following contractual arrangements with Beijing Zhizhe Tianxia Technology Co., Ltd. ("Zhizhe Tianxia"), Shanghai Pinzhi Education Technology Co., Ltd. and Wuhan Xinyue Network Technology Co., Ltd. ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, the financial results of operations, assets and liabilities of the VIEs were included in the Group's consolidated financial statements.

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

i)   *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

i)   *Contracts that give the Company effective control of the VIEs (continued)*

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Loan agreements. Pursuant to the loan agreements, Zhizhe Sihai has granted interest-free loans to the equity holders of Zhizhe Tianxia, with the sole purpose of providing funds necessary for the equity holders to make capital injections to Zhizhe Tianxia. The term of the loans is indefinite and Zhizhe Sihai has the right, at its own discretion, to shorten the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Zhizhe Tianxia during consolidation.

Minority Investment in Zhizhe Tianxia

In April 2024, Beijing Radio and Television Station, or BRTS, made an investment of RMB0.2 million in Zhizhe Tianxia for 1% of Zhizhe Tianxia's enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Zhizhe Tianxia's three-member board of directors, and veto rights over certain matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

i) *Contracts that give the Company effective control of the VIEs (continued)*

The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Zhizhe Sihai, Zhizhe Tianxia, and other shareholders of Zhizhe Tianxia. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, the Company is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Zhizhe Sihai, the wholly-owned PRC subsidiary, still is the primary beneficiary of Zhizhe Tianxia for accounting purpose as it continues to have a controlling financial interest in Zhizhe Tianxia pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

ii) *Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs*

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company right to receive substantially all of the economic benefits from the VIEs, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   *Risks in relation to VIE structure*

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. However, uncertainties still exist in relation to further application and improvement of the Foreign Investment Law and its current implementation and interpretation rules. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

- shut down all or part of the Group's websites, apps or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, each agreement of the contractual arrangements between the WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors' rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Therefore there is no assurance that relevant PRC authorities will not ultimately take a contrary view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

The following consolidated financial information of the Group's VIEs and their subsidiaries as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,	
	2024 **RMB**	2023 RMB
ASSETS		
Current assets:		
Cash and cash equivalents	**496,891**	358,635
Short-term investments	**5,624**	85,301
Restricted cash	**900**	–
Trade receivables	**70,894**	115,888
Amounts due from related parties	**11,062**	1,869
Amounts due from Group companies	**47,479**	34,099
Prepayments and other current assets	**86,390**	81,290
Non-current assets:		
Property and equipment, net	**456**	489
Intangible assets, net	**41,542**	107,481
Goodwill	**103,514**	168,246
Right-of-use assets	**2,320**	4,205
Other non-current assets	**378**	7,855
Total assets	**867,450**	965,358
Current liabilities:		
Accounts payable and accrued liabilities	**208,525**	275,469
Salary and welfare payables	**13,111**	22,415
Taxes payable	**4,885**	10,708
Contract liabilities	**195,507**	231,308
Amounts due to related parties	**2,586**	2,787
Amounts due to Group companies[a]	**390,742**	274,808
Short-term lease liabilities	**2,063**	1,477
Other current liabilities	**22,159**	24,247
Non-current liabilities:		
Long-term lease liabilities	**85**	2,003
Deferred tax liabilities	**4,595**	19,919
Other non-current liabilities	**3,957**	87,368
Total liabilities	**848,215**	952,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Inter-company revenues	**569**	485
Third-party revenues	**2,296,096**	2,445,830
Inter-company cost[a]	**(721,936)**	(804,488)
Third-party cost	**(701,990)**	(845,458)
Gross Profit	**872,739**	796,369
Operating expenses[a]	**(897,583)**	(847,972)
Other income	**26,664**	20,302
Income/(Loss) before income tax	**1,820**	(31,301)
Income tax benefits/(expenses)	**6,453**	(7,070)
Net income/(loss)	**8,273**	(38,371)
Net (income)/loss attributable to noncontrolling interests	**(946)**	1,758
Net income/(loss) attributable to the Company	**7,327**	(36,613)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Purchases of goods and services from Group Companies[a]	**(696,877)**	(878,010)
Operating activities with external parties	**722,064**	1,093,734
Net cash provided by operating activities	**25,187**	215,724
Purchases of short-term investments	**(1,202,944)**	(431,000)
Proceeds of maturities of short-term investments	**1,286,977**	387,014
Other investing activities with external parties	**11,594**	(63,862)
Net cash provided by/(used in) investing activities	**95,627**	(107,848)
Capital contribution from shareholders	**18,342**	–
Net cash provided by financing activities	**18,342**	–
Net increase in cash and cash equivalents	**139,156**	107,876
Cash and cash equivalents at beginning of the year	**358,635**	250,759
Cash, cash equivalents and restricted cash at end of the year	**497,791**	358,635

(a)   VIEs have incurred RMB670.6 million and RMB857.4 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized the same amounts as revenues for the years ended December 31, 2024 and 2023, respectively. In 2024 and 2023, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB695.9 million and RMB834.5 million, respectively. Unsettled balance of such transactions was RMB136.2 million and RMB130.8 million as of December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB41.6 million and RMB23.9 million as of December 31, 2024 and 2023, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c) Liquidity

The Group incurred net losses of RMB169.0 million and RMB839.5 million for the years ended December 31, 2024 and 2023, respectively. Net cash used in operating activities was RMB280.2 million and RMB415.5 million for the years ended December 31, 2024 and 2023, respectively. Accumulated deficit was RMB8,877.9 million and RMB8,708.3 million as of December 31, 2024 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional American depositary shares ("ADSs") and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2024 and 2023, the Group had RMB3,999.2 million and RMB2,106.6 million of cash and cash equivalents, RMB320.1 million and RMB1,586.5 million of term deposits, RMB538.8 million and RMB1,769.8 million of short-term investments and RMB0.9 million and nil of restricted cash, respectively. As of December 31, 2024 and 2023, the Group had RMB3,960.0 million and RMB4,432.4 million of net current assets, respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities' economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and the purchase price allocation in relation to acquisitions and goodwill impairment assessment.

(d)   Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Functional currency and foreign currency translation (continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains in the consolidated statements of operations and comprehensive loss.

(e) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   Fair value measurements (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

- Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investment, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities. As of December 31, 2024 and 2023, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 9 for additional information of contingent consideration payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)   Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented.

(i)   Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reported as investment income in the consolidated statements of operations and comprehensive loss.

(j)   Expected credit losses

In 2016, the Financial Accounting Standards Board ("FASB") issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group's trade receivables, amount due from related parties and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Expected credit losses (continued)

The Group's trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB568.2 million and RMB787.3 million as of December 31, 2024 and 2023, against which an allowance for expected credit losses of RMB147.5 million and RMB122.7 million was made as of December 31, 2024 and 2023. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2024 and 2023 (in thousands):

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Beginning balance	**124,856**	94,988
Additional allowance for credit losses, net of recoveries	**36,734**	29,916
Write-off	**(9,563)**	(48)
Ending balance	**152,027**	124,856

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Electronic equipment	3 years
Office equipment and furniture	3 – 5 years
Leasehold improvement	Shorter of their useful life and the lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

(l) Intangible assets, net

Separately acquired license, software and other intangible assets are shown at historical cost. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. They have finite useful lives and are subsequently carried at cost less accumulated amortization and impairment losses (if any). The Group amortizes intangible assets with a limited useful life using the straight-line method over the following years:

Licenses	5 years
Software	10 years
Content	5 years
Brand name	10 years
Technology	5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)   Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. Otherwise, no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Group as a whole is determined to be one reporting unit for goodwill impairment testing. Due to the disposal of a subsidiary, the goodwill balance decreased by RMB64.8 million for the year ended December 31, 2024. The goodwill balance was RMB126.3 million and RMB191.1 million of December 31, 2024 and 2023, respectively.

During the years ended December 31, 2024 and 2023, due to the changing market conditions and fluctuations in the Group's share price, the Group performed both qualitative and quantitative analysis as of December 31, 2024 and 2023. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying income approach. The judgment in estimating the fair value of the reporting unit includes revenue growth rates, profit margins, determining appropriate discount rate and making other assumptions. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of reporting unit, the Group also performed a sensitivity analysis by decreasing the revenue growth rates, profit margins and increasing the discount rate. The analysis still resulted in the fair value of the reporting unit exceeding the carrying value. The Group further reconciled its estimated fair value of reporting unit to its market capitalization and considered that the reporting unit's carrying value would still be lower after a reasonable control premium is applied to the market capitalization. Based on the quantitative assessment, management determined the estimated fair value of the reporting unit exceeded its carrying value and no impairment loss was recorded for the years ended December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2024 and 2023.

(o)   Long-term investment, net

The Company's long-term investments consist of investments in privately held companies. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees' cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the excess of the investment's cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment losses were recognized for the years ended December 31, 2024 and 2023.

(p)   Leases

In February 2016, FASB issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Leases (continued)

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

(q)   Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Revenue recognition (continued)

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers a membership service which provides subscription members' access right to premium content. Membership periods generally range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Revenue recognition (continued)

Paid membership services (continued)

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the years ended December 31, 2024 and 2023.

The Group also provides discount coupons to its customers for use in purchasing online paid contents and treated as a reduction of consideration.

Marketing services

The Group derives its marketing services revenues principally from advertising services and content-commerce solution services.

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launched screen advertisements, in-app bannered advertisements and feed advertisements.

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue recognition (continued)

Marketing services (continued)

The Group recognizes marketing services revenue based on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within the arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of marketing services are summarized as below:

Cost-per-mille ("CPM") model

Under the CPM model, the unit price for each display is fixed and stated in the contract with customers or auction-based. The Group charges merchants and brands when the advertisements are displayed. The Group recognizes revenue based on the unit prices and the number of displays upon occurrence of display, provided all revenue recognition criteria have been met.

Cost-by-click ("CPC") model

Under the CPC model, the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is determined after bidding, the Group recognizes revenue based on clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

Cost-per-day ("CPD") model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of the advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volumes of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Revenue recognition (continued)

Vocational training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. The Group's vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from the sales of the Group's private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Nonmonetary transactions

The Group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties' advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the years ended December 31, 2024 and 2023.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(s)   Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2024 and 2023, advertising expenses were RMB350.4 million and RMB721.9 million, respectively.

(t)   General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(u)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, expenses incurred for new technology and product development and product enhancements, rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

(v)   Share-based compensation

Under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Incentive Plan" or the "Plan", share-based compensation benefits are granted to employees, including share options and restricted shares. The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Share-based compensation (continued)

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share options on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any. The determination of estimated fair value of restricted shares is based on the fair value of the Company's ordinary shares on the grant date. The market price of the Company's publicly traded ADSs is used as an indicator of fair value for the Company's ordinary shares.

The fair value of share-based compensation benefits granted under the Plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the share-based compensation benefits granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(w) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. For the years ended December 31, 2024 and 2023, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB202.5 million and RMB236.6 million for the years ended December 31, 2024 and 2023, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB53.2 million and RMB70.7 million as of December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)   Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the year of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2024 and 2023, respectively.

(y)   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(z)   Net loss per share

Net loss per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Net loss per share (continued)

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury stock. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares are calculated using as if converted method or the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(aa) Statutory reserves

In accordance with China's Company Laws, the Company's VIEs in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People's Republic of China ("PRC GAAP")), after offsetting accumulated losses from prior years to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiary that is a foreign investment enterprise in China has to make appropriations from their after-tax profit (as determined under PRC GAAP), after offsetting accumulated losses from prior years to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc. Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.

The use of general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company.

The Group made nil and RMB2.7 million appropriations to its statutory reserve fund for the year ended December 31, 2024 and 2023, respectively. Due to the disposal of a subsidiary, the appropriations to its statutory reverse fund decreased by RMB2.2 million for the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab)   Business combination and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company's majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity, which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

(ac)   Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in equity of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other accumulated comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ad)   Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 18 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ae)   Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the consolidated statements of operations and comprehensive loss.

(af)   Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update is effective for the Group's fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 did not have a material impact on disclosures in the Group's on its consolidated financial statements.

(ag)   Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) - Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CONCENTRATIONS AND RISKS

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2% in 2021. The depreciation of the RMB against the US$ was approximately 1%, 2% and 9% in 2024, 2023 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b) Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2024 and 2023, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No customer represented greater than 10% of the Group's total revenues for the years ended December 31, 2024 and 2023. Two customers accounted for greater than 10% of the Group's trade receivables as of December 31, 2024 and 2023.

No supplier represented greater than 10% of the Group's total purchases for the years ended December 31, 2024 and 2023. No supplier and one supplier accounted for greater than 10% of the Group's accounts payable as of December 31, 2024 and 2023, respectively.

(c) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits, short-term investments and restricted cash denominated in RMB that are subject to such government controls amounted to RMB2,807.9 million and RMB3,165.8 million as of December 31, 2024 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of December 31,	
	2024 **RMB**	2023 RMB
Trade receivables, gross	**568,158**	787,315
Provision of allowance for expected credit losses	**(147,522)**	(122,700)
Trade receivables, net	**420,636**	664,615

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31,	
	2024 **RMB**	2023 RMB
0-3 months	**259,250**	369,223
3-6 months	**67,422**	132,155
6-12 months	**47,821**	103,122
Over 1 year	**193,665**	182,815
Trade receivables, gross	**568,158**	787,315

5. PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,	
	2024 **RMB**	2023 RMB
Deductible input value-added tax	**4,994**	21,272
Prepayment for promotion and advertising expense and other operation expenses	**37,019**	63,322
Other receivables related to exercise of share options and vesting of restricted shares	**5,332**	13,577
Prepaid content costs	**32,764**	28,857
Interest income receivables	**23,624**	30,257
Rental and other deposits	**22,666**	35,689
Inventories	**30,957**	22,186
Others	**6,090**	16,856
Total	**163,446**	232,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.   SHORT-TERM INVESTMENTS

As of December 31, 2024 and 2023, the Group's short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. The following is a summary of short-term investments (in thousands):

	As of December 31,	
	2024 RMB	2023 RMB
Structured deposits	2,000	330,754
Wealth management products	536,816	1,439,068
Total	538,816	1,769,822

During the years ended December 31, 2024 and 2023, the Group recorded investment income related to short-term investments of RMB60.5 million and RMB41.7 million in the consolidated statements of operations and comprehensive loss, respectively.

7.   PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of December 31,	
	2024 RMB	2023 RMB
Electronic equipment	17,363	18,084
Office equipment and furniture	6,706	7,686
Leasehold improvements	21,471	19,384
Total	45,540	45,154
Less: Accumulated depreciation	(37,050)	(34,305)
Net book value	8,490	10,849

Depreciation expenses were RMB4.8 million and RMB4.8 million for the years ended December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2024		
	Gross carrying value	**Accumulated amortization**	**Net carrying value**
	RMB	**RMB**	**RMB**
Software	**6,516**	**(2,429)**	**4,087**
License	**54,905**	**(54,905)**	**–**
Content	**38,300**	**(25,223)**	**13,077**
Brand name	**48,000**	**(13,817)**	**34,183**
Technology	**7,500**	**(4,313)**	**3,187**
Others	**9**	**(9)**	**–**
Total	**155,230**	**(100,696)**	**54,534**

	As of December 31, 2023		
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Software	6,378	(1,789)	4,589
License	54,904	(54,904)	–
Content	51,600	(19,558)	32,042
Brand name	91,000	(12,242)	78,758
Technology	10,200	(3,218)	6,982
Others	299	(25)	274
Total	214,381	(91,736)	122,645

Amortization expenses were RMB17.1 million and RMB20.1 million for the years ended December 31, 2024 and 2023, respectively. No impairment charge was recognized for the years ended December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.   INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2024, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

	RMB
2025	**14,612**
2026	**11,182**
2027	**6,825**
2028	**5,394**
2029	**5,146**
Thereafter	**11,375**
Total	**54,534**

9.   BUSINESS COMBINATION

Xi'an Zhifeng Network Technology Co., Ltd. (referred to as "Xi'an Zhifeng"), a Chinese company, is a vocational training provider which mainly focuses on Master of Business Administration (the "MBA") examination tutoring courses. In April 2023, the Group acquired 51% of the equity interest in Xi'an Zhifeng at an contingent aggregate purchase price, which was initially accounted for at fair value of RMB104.3 million. Contingent consideration is subject to Xi'an Zhifeng's future operating results and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The 34.0% shares held by the founder is subject to a 4 years' service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either require the redemption of the shares by the founder or to purchase the remaining 34.0% shares held by the founder at nominal consideration. Moreover, Zhihu has the right to acquire the 34% equity interest held by the founder if certain performance targets are met by Xi'an Zhifeng at the price determined based on a pre-agreed formula. In addition, additional 11.4% shares are reserved to be awarded to employees of Xi'an Zhifeng in future. As such, the transaction was regarded as if the Group has effectively acquired 96.4% of equity interests at the acquisition date with 34.0% equity interests granted to the founder as share-based compensation for the future service and a put and a call option which are recognized as financial instruments measured at fair value. The remaining 3.6% of equity interests were accounted for as noncontrolling interests.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	1,052
Amortizable intangible assets	
Brand name	43,000
Content	13,300
Technology	2,700

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION (CONTINUED)

	RMB
Financial instruments arising from acquisition	1,600
Goodwill	64,733
Deferred tax liabilities	(14,750)
Noncontrolling interests	(7,327)
	104,308

Goodwill arising from the above acquisition was attributable to the synergies expected from the combined operations of Xi'an Zhifeng and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Xi'an Zhifeng have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

In April 2024, the Group disposed all of its equity interest held in Xi'an Zhifeng with a total cash consideration of RMB35.6 million. As a result, Xi'an Zhifeng was deconsolidated and a gain of RMB4.9 million was recognized in investment income in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

10.   LEASE

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the consolidated balance sheets.

As of December 31, 2024 and 2023, the Group recorded right-of-use assets of approximately RMB7.2 million and RMB40.2 million and lease liabilities of approximately RMB19.1 million and RMB45.7 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Cash payments for operating leases	29,962	48,613
Right-of-use assets obtained in exchange for operating lease liabilities	3,735	27,853

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. LEASE (CONTINUED)

Future lease payments under operating leases as of December 31, 2024 were as follows (in thousands):

	RMB
2025	**17,512**
2026	**1,427**
2027	**451**
Total future lease payments	**19,390**
Less: imputed interest	**(259)**
Total lease liabilities	**19,131**

The weighted-average remaining lease term was 0.57 years and 0.92 years as of December 31, 2024 and 2023, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2024 and 2023 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2024 and 2023 was RMB35.4 million and RMB58.4 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2024 and 2023 were RMB6.9 million and RMB5.8 million, respectively.

The right-of-use assets early terminated for the years ended December 31, 2024 and 2023 were RMB2.3 million and RMB32.5 million, respectively. The lease liabilities early terminated for the years ended December 31, 2024 and 2023 were RMB1.7 million and RMB32.4 million, respectively.

As of December 31, 2024, the Group had entered into 2 additional operating leases primarily for corporate offices of RMB69.8 million, which have not yet commenced. The related right of use assets and lease liabilities of approximately RMB65.3 million and RMB65.3 million, respectively, will be recorded in the consolidated balance sheets upon the commencement of the leases. The operating leases will commence at the beginning of 2025 with lease terms of 3 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION

(a) Value-added tax ("VAT")

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes

Composition of income tax

The current income tax (benefits)/expenses for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	For the year ended December 31,	
	2024	2023
	RMB	RMB
Current income tax (benefits)/expenses	**(6,366)**	15,638
Deferred income tax benefits	**(3,025)**	(3,806)
Total	**(9,391)**	11,832

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries and two subsidiaries of the Company were accredited as HNTEs and were entitled to a preferential income tax rate at 15% for the years ended December 31, 2024 and 2023, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

(b) Income taxes (continued)

China (continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities' tax filings. The tax years ended December 31, 2020 through 2024 for the Company's PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2024.

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group's income tax (benefits)/expenses of the year presented are as follows (in thousands):

	For the Year Ended December 31,	
	2024 RMB	2023 RMB
Income tax computed at statutory EIT rate (25%)	(48,003)	(206,902)
Permanent differences [1]	(92,205)	(96,793)
Effect of different tax jurisdictions	(23,568)	(20,216)
Effect of preferential tax rate	27,031	98,329
Change in deferred tax assets valuation allowance	127,354	237,414
Income tax (benefits)/expenses	(9,391)	11,832

(1)   The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,	
	2024 RMB	2023 RMB
Tax holiday effect	27,031	98,329
Basic and diluted net loss per share effect	0.10	0.33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,	
	2024	2023
	RMB	RMB
Deferred tax assets:		
Net operating tax loss carry forwards	**841,217**	679,789
Advertising and promotion expenses in excess of deduction limit	**272,138**	310,560
Provision of allowance for expected credit losses	**37,896**	31,140
Payroll and expense accrued	**6,737**	9,145
Less: valuation allowance	**(1,157,988)**	(1,030,634)
Total deferred tax assets, net	**–**	–
Deferred tax liabilities:		
Acquired intangible assets	**6,830**	22,574
Total deferred tax liabilities	**6,830**	22,574

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2024	2023
	RMB	RMB
Deferred tax assets:		
Balance as of January 1	**(1,030,634)**	(793,220)
Change of valuation allowance	**(127,354)**	(237,414)
Balance as of December 31	**(1,157,988)**	(1,030,634)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(c)   Deferred tax assets and liabilities (continued)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity's expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2024, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

	RMB
Loss expiring in 2025	145,702
Loss expiring in 2026	297,320
Loss expiring in 2027	200,240
Loss expiring after 2027	4,681,447
Total	5,324,709

(d)   Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China.

According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation ("SAT") further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC, as there were no distributable earnings that could be paid outside of the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31,	
	2024	2023
	RMB	RMB
0-3 months	**658,987**	836,438
3-6 months	**83,724**	131,795
6-12 months	**82,946**	69,028
Over 1 year	**10,031**	1,270
Total	**835,688**	1,038,531

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

13.   OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2024 and 2023 (in thousands):

	As of December 31,	
	2024	2023
	RMB	RMB
Payable of deposits	**18,621**	19,889
Accrued VAT tax payable	**43,544**	55,592
Payable to the users	**22,665**	9,989
Payable of employee benefits	**8,326**	8,617
Consideration and contingent consideration payables for acquisitions	**–**	29,991
Reimbursement from the depositary bank	**28,754**	43,513
Others	**10,045**	4,152
Total	**131,955**	171,743

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. CONTRACT LIABILITIES

Contract liabilities primarily relate to the payments received for marketing services, paid membership service and vocational training in advance of revenue recognition. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB279.9 million and RMB319.3 million for the years ended December 31, 2024 and 2023, respectively.

15. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post – offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re – designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4.8 billion) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

On May 10, 2024, the Company effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is the sum of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months or vested in equal yearly installments over the following three years. Majority of the restricted shares shall be vested in equal yearly installments over the four years from the vesting commencement date.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.   SHARE-BASED COMPENSATION (CONTINUED)

Share options activities

The following table presents a summary of the Company's options activities for the years ended December 31, 2024 and 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (US$ in thousands)
	(in thousands)	US$		
Outstanding as of January 1, 2024	3,836	3.88	5.44	992
Granted	–	–		
Exercised	(365)	0.02		
Forfeited	(47)	1.76		
Outstanding as of December 31, 2024	3,424	4.32	4.29	141
Exercisable as of December 31, 2024	3,404	4.32	4.27	96
Outstanding as of January 1, 2023	6,038	2.68	6.08	6,838
Granted	–	–		
Exercised	(1,888)	0.37		
Forfeited	(314)	1.37		
Outstanding as of December 31, 2023	3,836	3.88	5.44	992

No options were granted for the years ended December 31, 2024 and 2023. The total intrinsic value of share options exercised was US$0.5 million and US$4.1 million for the years ended December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activities for the years ended December 31, 2024 and 2023:

	Number of Restricted shares (in thousands)	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2024	22,538	3.91
Granted	10,580	1.40
Vested	(3,604)	3.02
Forfeited	(6,531)	2.79
Unvested as of December 31, 2024	22,983	3.21
Unvested as of January 1, 2023	19,316	4.75
Granted	11,747	2.55
Vested	(3,012)	4.46
Forfeited	(5,513)	3.66
Unvested as of December 31, 2023	22,538	3.91

As of December 31, 2024, the weighted average remaining contractual life of outstanding restricted shares is 8.23 years.

Valuation

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted the equity allocation model to determine the fair value of each underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined, on a best estimate basis, by the Company.

After the completion of the IPO, the fair value of the share-based compensation awards is estimated based on the fair value of the underlying ordinary shares at the grant date.

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB45.0 million and RMB115.4 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, total unrecognized compensation expenses under the Plan granted after 2013 were US$12.8 million, which is expected to be recognized over a weighted average period of 1.8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2024 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Year Ended December 31,	
	2024	2023
Numerator (RMB in thousands):		
Net loss	(168,967)	(839,528)
Net income attributable to noncontrolling interests	(2,835)	(4,113)
Net loss attributable to ordinary shareholders	(171,802)	(843,641)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	273,560,865	299,132,894
Weighted average number of ordinary shares outstanding, diluted	273,560,865	299,132,894
Net loss per share, basic (RMB)	(0.63)	(2.82)
Net loss per share, diluted (RMB)	(0.63)	(2.82)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,	
	2024	2023
Share options and restricted shares	1,034,425	3,130,720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. **TREASURY STOCK**

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. On June 30, 2023, the Company's annual general meeting approved to extend the share repurchase program until June 10, 2024. The share repurchase program was extended until June 26, 2025, which was approved by the Company's annual general meeting held on June 26, 2024.

As of December 31, 2024, the Company has repurchased a total of 31.1 million Class A ordinary shares on both the New York Stock Exchange and the HKEX under the program for a total consideration of US$66.5 million (RMB485.6 million) and these repurchased shares were canceled as of December 31, 2024. In addition, as of December 31, 2024, the Company has repurchased a total of 11.1 million Class A ordinary shares for a total consideration of US$17.8 million (RMB129.7 million) to be utilized upon vesting of restricted shares in future.

In addition, the Company conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs) for a total consideration of approximately US$38.5 million (RMB281.0 million). These shares were repurchased and canceled on November 8, 2024.

19. **COMMITMENTS AND CONTINGENCIES**

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2024 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. FAIR VALUE MEASUREMENT

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities.

(a) Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2024 and 2023 (in thousands):

| | | Fair value measurement at reporting date using | | |
| | Fair Value as of December 31, 2024 | Quoted Prices in Active Market for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable inputs (Level 3) |
Items	RMB	RMB	RMB	RMB
Assets				
Short-term investments	538,816	–	538,816	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. FAIR VALUE MEASUREMENT (CONTINUED)

(a) Assets and liabilities measured at fair value on a recurring basis (continued)

Items	Fair Value as of December 31, 2023	Fair value measurement at reporting date using		
		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets				
Short-term investments	1,769,822	–	1,769,822	–
Liabilities				
Contingent consideration payables for acquisitions (current)	20,741	–	–	20,741
Contingent consideration payables for acquisitions (non-current)	112,902	–	–	112,902

Short-term investments
As of December 31, 2024 and 2023, the Group's short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions
The Group's estimated liability for contingent consideration payables for our acquisitions measured at fair value (see Note 9). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post – acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For the years ended December 31, 2024 and 2023, the Group recognized a gain of RMB78.4 million and a loss of RMB5.2 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.   FAIR VALUE MEASUREMENT (CONTINUED)

(a)   Assets and liabilities measured at fair value on a recurring basis (continued)

Other financial instruments

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

(b)   Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. No measurement event occurred during the years ended December 31, 2024 and 2023. The equity securities without readily determinable fair value were RMB51.2 million and RMB44.6 million as of December 31, 2024 and 2023. No impairment charges recognized for the equity investment for the years ended December 31, 2024 and 2023.

The Group's other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. No impairment charges of these assets arising from our acquisitions were recognized for the years ended December 31, 2024 and 2023.

21.   RELATED PARTY TRANSACTIONS

During the years presented, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the "Kuaishou Group")	A shareholder that has significant influence over the Group
Beijing ModelBest Intelligent Technology Co., Ltd. ("Mianbi") and its subsidiaries	An investee of the Group
Beijing Radio and Television Station ("BRTS")	A shareholder of the Company's VIE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Significant transactions with related parties

The following table presents significant transactions with related parties for the years ended December 31, 2024 and 2023 (in thousands):

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Services purchased from related parties		
Tencent Group[i]	**25,858**	28,822
Kuaishou Group[ii]	**60,112**	10,837
BRTS	**5,660**	–
Services provided to related parties[iii]		
Tencent Group	**16,500**	29,174
Kuaishou Group	**11,658**	5,437
Mianbi	**2,672**	536

(i) Services purchased from Tencent Group primarily related to cloud and bandwidth services.

(ii) Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.

(iii) Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

(b) Balances with related parties

The following table presents balances with related parties as of December 31, 2024 and 2023 (in thousands):

	As of December 31,	
	2024	2023
	RMB	RMB
Amount due from related parties		
Tencent Group	**6,601**	2,260
Kuaishou Group	**11,313**	2,492
Mianbi[i]	**23,674**	13,567
Amount due to related parties		
Tencent Group	**4,863**	7,237
Kuaishou Group	**1,962**	4,174
Mianbi[ii]	**–**	14,621

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Balances with related parties (continued)

(i) The balance mainly represents expenditures paid by the Group on behalf of Mianbi.

(ii) The balance represents the long-term investment consideration payable to Mianbi, which is non-trade in nature.

Other than the amount due to Mianbi, the transactions and balances with related parties are all trade in nature.

22. SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The Group's CODM reviews cost and expenses at the consolidated level as disclosed in the consolidated statements of operations and comprehensive loss. Key revenues streams are as below (in thousands):

	For the Year Ended December 31,	
	2024	2023
	RMB	RMB
Marketing services	**1,247,092**	1,652,992
Paid membership	**1,761,978**	1,826,557
Vocational training	**468,111**	565,585
Others	**121,724**	153,755
Total revenues	**3,598,905**	4,198,889

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB2,078.2 million and RMB2,331.1 million of the Company's total consolidated net assets, as of December 31, 2024 and 2023, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a) Condensed balance sheets of Zhihu Inc.

	As of December 31,	
	2024	2023
	RMB in thousands	
ASSETS		
Current assets:		
Cash and cash equivalents	**37,711**	2,871
Term deposits	**70,378**	70,827
Amounts due from subsidiaries and VIEs and VIEs' subsidiaries	**2,814**	45,778
Prepayments and other current assets	**7,759**	19,277
Total current assets	**118,662**	138,753
Non-current assets:		
Investments in subsidiaries	**4,139,841**	4,578,292
Total non-current assets	**4,139,841**	4,578,292
Total assets	**4,258,503**	4,717,045
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**29,858**	11,344
Other current liabilities	**31,966**	46,226
Amounts due to subsidiaries and VIEs and VIEs' subsidiaries	**60,556**	59,665
Total current liabilities	**122,380**	117,235
Total liabilities	**122,380**	117,235
Shareholders' equity:		
Ordinary shares (US$0.000125 par value)	**203**	241
Treasury stock	**(112,057)**	(161,637)
Additional paid-in capital	**13,113,010**	13,487,371
Statutory reserve	**435**	2,680
Accumulated other comprehensive income/(loss)	**12,383**	(20,551)
Accumulated deficit	**(8,877,851)**	(8,708,294)
Total shareholders' equity	**4,136,123**	4,599,810
Total liabilities and shareholders' equity	**4,258,503**	4,717,045

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b) Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,	
	2024	2023
	RMB in thousands	
Operating expenses:		
General and administrative expenses	**(41,861)**	(45,625)
Total operating expenses	**(41,861)**	(45,625)
Loss from operations	**(41,861)**	(45,625)
Other income/(expenses):		
Interest income	**8,559**	5,105
Exchange gains	**8**	138
Investment income	**13**	–
Share of loss of subsidiaries	**(181,878)**	(816,004)
Others, net	**43,357**	12,745
Net loss	**(171,802)**	(843,641)
Net loss	**(171,802)**	(843,641)
Other comprehensive income:		
Foreign currency translation adjustments	**32,934**	45,257
Total other comprehensive income	**32,934**	45,257
Total comprehensive loss	**(138,868)**	(798,384)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(c) Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,	
	2024	2023
	RMB in thousands	
Net cash provided by/(used in) operating activities	**18,577**	(44,388)
Purchases of term deposits	**(69,150)**	(72,054)
Proceeds from withdrawal of term deposits	**71,006**	–
Purchases of short-term investments	**(35,679)**	–
Proceeds of maturities of short-term investments	**35,582**	–
Investment in subsidiaries	**(258,192)**	–
Repayment from subsidiaries of investment	**670,696**	284,017
Net cash provided by investing activities	**414,263**	211,963
Proceeds received from employees in relation to share options	**1,158**	4,513
Payments for repurchase of shares	**(400,707)**	(369,569)
Net cash used in financing activities	**(399,549)**	(365,056)
Effect of exchange rate changes on cash and cash equivalents	**1,549**	3,340
Net increase/(decrease) in cash and cash equivalents	**34,840**	(194,141)
Cash and cash equivalents at beginning of year	**2,871**	197,012
Cash and cash equivalents at ending of year	**37,711**	2,871

25. SUBSEQUENT EVENT

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows (in thousands):

	Years Ended December 31,	
	2024 **RMB**	2023 RMB
Fees	**1,264**	1,251
Basic salaries, housing fund, allowances and benefits in kind	**3,145**	6,213
Employer's contributions to a retirement benefit scheme	**96**	168
Discretionary bonuses	**652**	1,712
Share-based compensation expenses	**12,652**	24,749
Total	**17,809**	34,093

The director received emoluments from the Group for the year ended December 31, 2024 as follows (in thousands):

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Share-based compensation expenses RMB	Total RMB
Yuan Zhou	–	2,030	66	652	12,267	15,015
Dahai Li [i]	–	814	18	–	208	1,040
Henry Dachuan Sha[ii]	–	301	12	–	–	313
Hanhui Sam Sun	516	–	–	–	72	588
Hope Ni	374	–	–	–	72	446
Derek Chen	374	–	–	–	33	407
Zhaohui Li	–	–	–	–	–	–
Bing Yu[iii]	–	–	–	–	–	–
Total	1,264	3,145	96	652	12,652	17,809

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. DIRECTORS' REMUNERATION (CONTINUED)

The director received emoluments from the Group for the year ended December 31, 2023 as follows (in thousands):

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Share-based compensation expenses RMB	Total RMB
Yuan Zhou	–	2,026	63	495	–	2,584
Dahai Li [(i)]	–	1,947	43	617	4,338	6,945
Henry Dachuan Sha[(ii)]	–	2,240	62	600	20,007	22,909
Hanhui Sam Sun	511	–	–	–	164	675
Hope Ni	370	–	–	–	164	534
Derek Chen	370	–	–	–	76	446
Zhaohui Li	–	–	–	–	–	–
Bing Yu[(iii)]	–	–	–	–	–	–
Total	1,251	6,213	168	1,712	24,749	34,093

(i) Dahai Li was appointed as an executive Director since March 25, 2021 and redesignated from an executive Director to a non-executive Director with effect from June 5, 2024.

(ii) Henry Dachuan Sha was appointed as an executive Director since December 31, 2022 and resigned with effect from February 19, 2024. The share-based compensation expenses in the table above do not include the expenses in accordance with forfeited shares after his resignation.

(iii) Bing Yu was appointed as a non-executive director of the Company since March 7, 2023.

(iv) Dingjia Chen was appointed as a non-executive director of the Company since May 16, 2022 and resigned with effect from March 7, 2023. No remuneration was paid by the Group for the year ended December 31, 2023.

(v) Director' Directors' termination benefits

No Directors' termination benefits subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2023, respectively.

(vi) Consideration provided to or receivable by third parties for making available Directors' services

No consideration provided to or receivable by third parties for making available Directors' services subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. DIRECTORS' REMUNERATION (CONTINUED)

(vii) Information about loans, quasi-loans and other dealings in favour of Directors, controlled bodies corporate by and connected entities with such Directors

There were no loans, quasi-loans and other dealings in favour of Directors, their controlled bodies corporate and connected entities subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2023, respectively.

(viii) Directors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. FIVE HIGHEST-PAID EMPLOYEES

The five highest-paid employees for the years ended December 31, 2024 and 2023 included the following number of directors and non-directors:

| | Years Ended December 31, | |
	2024	2023
Directors	1	2
Non-directors	4	3
Total	5	5

Details of the remuneration for the years ended December 31, 2024 and 2023 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows (in thousands):

| | Years Ended December 31, | |
| | 2024 | 2023 |
	RMB	RMB
Basic salaries, housing fund, allowances and benefits in kind	11,814	6,230
Employer's contributions to a retirement benefit scheme	170	170
Discretionary bonuses	3,115	1,823
Share-based compensation expenses	28,867	24,921
Total	43,966	33,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. FIVE HIGHEST-PAID EMPLOYEES (CONTINUED)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Years Ended December 31,	
	2024	2023
HK$8,000,001 to HK$8,500,000	**1**	–
HK$9,000,001 to HK$9,500,000	**1**	–
HK$10,000,001 to HK$10,500,000	**–**	1
HK$12,000,001 to HK$12,500,000	**–**	1
HK$13,000,001 to HK$13,500,000	**1**	–
HK$14,000,001 to HK$14,500,000	**–**	1
HK$17,500,001 to HK$18,000,000	**1**	–
Total	**4**	3

During the years ended December 31, 2024 and 2023, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2024 and 2023.

28. DIVIDEND

No dividends were declared or paid for the years ended December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Historical Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information prepared under U.S. GAAP and IFRS are as follows (in thousands):

Consolidated Statement of Operations and Comprehensive Loss	Amounts as reported under US GAAP	Year ended December 31, 2024 — IFRS adjustments			Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	
	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(1,418,076)	–	(27)	–	(1,418,103)
Selling and marketing expenses	(1,599,186)	–	14	–	(1,599,172)
Research and development expenses	(732,553)	–	(54)	–	(732,607)
General and administrative expenses	(330,173)	1,986	(245)	–	(328,432)
Finance cost	–	(905)	–	–	(905)
Fair value changes in investments	–	–	–	68,537	68,537
Net loss	(168,967)	1,081	(312)	68,537	(99,661)
Net loss attributable to Zhihu Inc.'s Shareholders	(171,802)	1,081	(312)	68,537	(102,496)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Year ended December 31, 2023

Consolidated Statement of Operations and Comprehensive Loss	Amounts as reported under US GAAP	IFRS adjustments			Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	
	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(1,903,041)	—	175	—	(1,902,866)
Selling and marketing expenses	(2,048,090)	—	254	—	(2,047,836)
Research and development expenses	(901,452)	—	877	—	(900,575)
General and administrative expenses	(418,531)	5,261	706	—	(412,564)
Finance cost	—	(3,135)	—	—	(3,135)
Fair value changes in investments	—	—	—	57,993	57,993
Net loss	(839,528)	2,126	2,012	57,993	(777,397)
Net loss attributable to Zhihu Inc.'s Shareholders	(843,641)	2,126	2,012	57,993	(781,510)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Balance Sheets

As of December 31, 2024

	Amounts as reported under US GAAP	IFRS adjustments					Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	Classification and measurement of preferred shares (Note(d))	Issuance costs (Note(e))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	7,151	(162)	–	–	–	–	6,989
Long-term investments, net	51,176	–	–	126,530	–	–	177,706
Total assets	5,732,952	(162)	–	126,530	–	–	5,859,320
Additional paid-in capital	13,113,010	–	(8,689)	–	14,962,843	99,760	28,166,924
Accumulated other comprehensive income/(loss)	12,383	–	–	–	497,575	(1,639)	508,319
Accumulated deficit	(8,877,851)	(162)	8,689	126,530	(15,460,418)	(98,121)	(24,301,333)
Total shareholders' equity	4,195,686	(162)	–	126,530	–	–	4,322,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Balance Sheets

As of December 31, 2023

	Amounts as reported under US GAAP	IFRS adjustments					Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	Classification and measurement of preferred shares (Note(d))	Issuance costs (Note(e))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	40,211	(1,243)	–	–	–	–	38,968
Long-term investments, net	44,621	–	–	57,993	–	–	102,614
Total assets	6,795,272	(1,243)	–	57,993	–	–	6,852,022
Additional paid-in capital	13,487,371	–	(9,001)	–	14,962,843	99,760	28,540,973
Accumulated other comprehensive (loss)/income	(20,551)	–	–	–	497,575	(1,639)	475,385
Accumulated deficit	(8,708,294)	(1,243)	9,001	57,993	(15,460,418)	(98,121)	(24,201,082)
Total shareholders' equity	4,701,610	(1,243)	–	57,993	–	–	4,758,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b) Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the IPO. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, when an award is conditional on an IPO occurring with service condition at the same time, but employee service up to the IPO date is not required, the IPO condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The share-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.

(c) Equity investments using the measurement alternative

Under U.S. GAAP, the Company elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments are classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments are recognized in the profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(d) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

In addition, the mezzanine equity under U.S. GAAP was translated at historical exchange rates while the financial liability under IFRS was translated at the exchange rates on the balance sheet dates. All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021.

(e) Issuance costs

(i) *Issuance cost in relation to IPO*

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(ii) *Issuance cost in relation to issuance of Preferred Shares*

Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in consolidated statements of operations and comprehensive loss.

DEFINITIONS

"2012 Plan"	the share incentive plan our Company adopted in June 2012
"2024 Negative List"	the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) issued on April 8, 2024 and effective on November 1, 2024, by the NDRC and the PRC Ministry of Commerce
"2022 Plan"	the share incentive plan conditionally approved and adopted by our Company on March 30, 2022
"ADS(s)"	American depositary share(s), each representing three Class A Ordinary Shares (upon the ADS Ratio Change taking effect from May 10, 2024). For the avoidance of doubt, prior to the ADS Ratio Change, the ratio was two ADSs representing one Class A Ordinary Share
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Audit Committee"	the audit committee of the Board
"Auditor"	PricewaterhouseCoopers
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting (save for any treasury Shares, the holders of which shall abstain from voting at the Company's general meetings for the purpose of the Listing Rules)
"Class B Ordinary Share(s)"	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

DEFINITIONS

"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Zhihu Inc. 知乎(formerly known as "Zhihu Technology Limited"), a company with limited liability incorporated in the Cayman Islands on May 17, 2011
"Compensation Committee"	the compensation committee of the Board
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities we control through the Contractual Arrangements
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOEs, the Onshore Holdcos and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary company through which Mr. Zhou controls his interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time

DEFINITIONS

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	March 31, 2025
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	April 22, 2022, the date on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhou"	Mr. Yuan Zhou
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"Onshore Holdco(s)"	Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司), Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司), and Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司)
"Prospectus"	the prospectus of the Company dated April 11, 2022

DEFINITIONS

"Registered Shareholders"	the registered shareholders of the Onshore Holdcos, namely, Yuan Zhou and Dahai Li with respect to Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司); Nanjing Zhizhe Tianxia Information Technology Co., Ltd. (南京智者天下信息技術有限公司), Sike Li and Lingtao Zhang with respect to Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司); and Yuan Zhou and Rongle Zhang with respect to Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司) (more particularly set out in the section headed "Contractual Arrangements", other than Beijing Radio and Television Station (北京廣播電視台) which is an independent third party with 1% shareholding in Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司))
"Reporting Period"	the year ended December 31, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the memorandum or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2012 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"Tencent"	Tencent Holdings Limited (HKEX stock code: 700), or Tencent Holdings Limited and/or its subsidiaries, as the case may be

DEFINITIONS

"treasury Shares"	has the meaning ascribed to it under the Listing Rules
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOEs", each a "WFOE"	Zhizhe Sihai (Beijing) Technology Co., Ltd. (智者四海(北京)技術有限公司), Shanghai Zhishi Technology Co., Ltd. (上海知匙科技有限公司), and Wuhan Bofeng Technology Co., Ltd. (武漢博烽科技有限公司)
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	percent